Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
among
ENSCO PLC,
ENSCO VENTURES LLC,
ENSCO INTERNATIONAL INCORPORATED
and
PRIDE INTERNATIONAL, INC.
Dated as of February 6, 2011

i

GLOSSARY OF DEFINED TERMS
Capitalized terms used but not previously defined shall have the meanings set forth in the section identified below.

Defined Term	Section
Action	Section 5.11(a)
ADS Depositary	Section 4.3
Affected Employees	Section 5.12(a)
Affiliate	Section 3.27
Agreement	Preamble
Antitrust Laws	Section 5.4(c)
Applicable Laws	Section 3.5(a)
Assumed Option	Section 2.1(c)(iii)(A)
Assumed RSU Award	Section 2.1(c)(v)(B)
Book Entry Share	Section 2.1(c)(i)
Business Day	Section 8.9(k)
Cash-Only Shares	Section 2.1(c)(i)
Certificate of Merger	Section 1.1
Class A Ordinary Shares	Recitals
Class B Ordinary Shares	Section 4.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.1(c)(iii)(A)
Company	Preamble
Company Acquisition Proposal	Section 5.2(a)
Company Adverse Recommendation Change	Section 5.2(d)(i)
Company Benefit Plans	Section 3.11(a)
Company Certificate	Section 2.1(c)(i)
Company Common Stock	Recitals
Company Disclosure Schedule	Article 3
Company ESPP	Section 5.12(d)
Company Material Adverse Effect	Section 3.1
Company Material Contract	Section 3.23(a)
Company Permits	Section 3.5(b)
Company Permitted Liens	Section 3.21(a)
Company Preferred Stock	Section 3.3
Company Real Property	Section 3.5(d)
Company Reports	Section 3.7(a)
Company Representatives	Section 5.2(a)
Company Restricted Stock Awards	Section 2.1(c)(iv)
Company Rights	Section 2.5
Company Rights Agreement	Section 2.5
Company RSU Awards	Section 2.1(c)(v)
Company Stockholder Approval	Section 3.20
Company Stock Option	Section 2.1(c)(iii)(A)
Company Superior Proposal	Section 5.2(d)(ii)

v

Defined Term	Section
Competition Action	Section 5.4(c)
Confidentiality Agreement	Section 5.2(a)
control	Section 3.27
Cutoff Date	Section 8.9(e)
Definitive Financing Agreements	Section 5.13(b)
Delaware Sub	Preamble
Deposit Agreement	Section 4.3
Derivative Transaction	Section 3.25(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(c)(vii)
Dissenting Stockholder	Section 2.1(c)(vii)
DLLCA	Recitals
Effective Time	Section 1.1
Environmental Laws	Section 3.13(a)
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(c)
Equity Compensation Exchange Ratio	Section 2.1(c)(i)
Exchange Act	Section 3.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(c)(i)
Excluded Shares	Section 2.1(c)(ii)
FCPA	Section 3.5(e)
Fee	Section 7.5(b)
Final Parent Stock Price	Section 2.1(c)(i)
Financing	Section 5.13(a)
Financing Commitments	Section 5.13(a)
Financing Sources	Section 5.13(a)
Form F-6	Section 5.7(a)
Form S-4	Section 5.7(a)
GAAP	Section 3.7(b)
Governmental Entity	Section 3.6(b)
Governmental Official	Section 3.5(e)
Hazardous Materials	Section 3.13(b)
HSR Act	Section 3.6(b)
Indemnified Party(ies)	Section 5.11(a)
IRS	Section 3.11(a)
Liens	Section 3.4
Material Adverse Effect	Section 8.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(c)(i)
Merger Sub	Preamble
New Financing Commitments	Section 5.13(a)
Non-U.S. Antitrust Laws	Section 5.4(a)(i)
Non-U.S. Company Benefit Plan	Section 3.11(a)

Defined Term	Section
Non-U.S. Parent Benefit Plan	Section 4.11(a)
NYSE	Recitals
OFAC	Section 3.5(f)
Parent	Preamble
Parent ADS	Recitals
Parent Adverse Recommendation Change	Section 5.16(d)(i)
Parent Alternative Proposal	Section 5.16(a)
Parent Benefit Plans	Section 4.11(a)
Parent Disclosure Schedule	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Material Contract	Section 4.23(a)
Parent Options	Section 4.3
Parent Permits	Section 4.5(b)
Parent Permitted Liens	Section 4.21(a)
Parent Real Property	Section 4.5(d)
Parent Representatives	Section 5.16(a)
Parent Reports	Section 4.7(a)
Parent Shareholder Approval	Section 4.20
Parent Superior Proposal	Section 5.16(d)(ii)
Parent UK Prospectus	Section 5.7(d)(i)
Per Share Cash-Only Additional Cash Amount	Section 2.1(c)(i)
Per Share Cash Amount	Section 2.1(c)(i)
Per Share Stock Amount	Section 2.1(c)(i)
Person	Section 3.5(e)
PFIC	Section 4.10(b)
Proxy Statement/Prospectus	Section 5.7(a)
Regulatory Filings	Section 3.6(b)
Required Jurisdiction	Section 6.1(b)(iii)
Returns	Section 3.10(a)
Rule 16b-3	Section 5.9
Sarbanes-Oxley Act	Section 3.7(a)
SEC	Section 3.7(a)
Securities Act	Section 3.6(b)
Significant Subsidiary	Section 3.4
Subsidiary	Section 8.9(d)
Surviving Entity	Section 1.1
tax(es)	Section 3.10(f)
Third Party Provision	Section 8.3
to the knowledge of	Section 8.9(b)
UK FSMA	Section 2.2(b)(i)
UK Prospectus Rules	Section 5.7(d)(i)
UKLA	Section 5.7(d)(i)
U.S. Company Benefit Plan	Section 3.11(a)
U.S. Parent Benefit Plan	Section 4.11(a)

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 6, 2011, is by and among Ensco plc, a public limited company organized under the laws of England and Wales (“Parent”), Pride International, Inc., a Delaware corporation (the “Company”), ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and ENSCO International Incorporated, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Delaware Sub”).
RECITALS
     A. The Company is a Delaware corporation with its outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”). Parent is a public limited company organized under the laws of England and Wales with outstanding American Depositary Shares (each, a “Parent ADS”), representing Class A ordinary shares, nominal value $0.10 per share (“Class A Ordinary Shares”), listed and traded on the NYSE. Merger Sub is a Delaware limited liability company and indirect, wholly owned subsidiary of Parent newly formed for the purposes of effecting the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving entity, in accordance with the provisions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”).
     B. The Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company to enter into this Agreement with Parent, Delaware Sub and Merger Sub, (ii) approved and declared advisable this Agreement in accordance with the DGCL and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company, in each case upon the terms and subject to the conditions stated herein.
     C. The Board of Directors of Parent has approved this Agreement providing for the Merger in accordance with the DGCL and the DLLCA and has resolved to recommend the approval by the shareholders of Parent of the delivery of Parent ADSs in accordance with the rules of the NYSE, in each case upon the terms and subject to the conditions stated herein.
     D. The sole member of Merger Sub has approved this Agreement providing for the Merger in accordance with the DGCL and the DLLCA, upon the terms and subject to the conditions stated herein.
     E. The Board of Directors of Delaware Sub has approved this Agreement providing for the payment of certain fees, under certain conditions, to induce the Company to enter into this Agreement for the benefit of Parent and Delaware Sub, upon the terms and subject to the conditions stated herein.
     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER
     Section 1.1 The Merger. Subject to the provisions of this Agreement, a certificate of merger (the “Certificate of Merger”) shall be duly prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL and the DLLCA, on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed upon in writing by Parent and the Company and provided in the Certificate of Merger (the “Effective Time”). At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger. The Merger will have the effects set forth in the DGCL and the DLLCA. As used in this Agreement, “Surviving Entity” shall mean the Company, at and after the Effective Time, as the surviving entity in the Merger.
     Section 1.2 The Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA, United Kingdom, at 2:00 p.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the parties may agree. The date on which the Closing occurs is referred to as the “Closing Date.”
     Section 1.3 Certificate of Incorporation and Bylaws of the Surviving Entity. As of the Effective Time, the Certificate of Incorporation of the Company shall be amended as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Entity, until duly amended in accordance with the provisions thereof and the DGCL. The Bylaws of the Company shall be the bylaws of the Surviving Entity, until duly amended in accordance with the provisions thereof and the DGCL.
     Section 1.4 Directors and Officers of the Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity from and after the Effective Time, until their successors shall be elected and qualified or appointed, as the case may be, or their earlier death, retirement, resignation or removal.
     Section 1.5 Board of Directors of Parent. Parent shall take such actions as are necessary for the Parent Board of Directors to expand the size of the Board of Directors of Parent and to appoint two persons designated by the Company to fill such vacancies, effective as of the Effective Time, to serve until such person’s successor is appointed or until such person’s death, retirement, resignation or removal by the shareholders of Parent. Each designee shall be a current non-employee director of the Company reasonably acceptable to Parent, shall qualify as an independent director of Parent under the listing rules of the NYSE, shall be appointed to such class of directors as the Board of Directors of Parent may designate and shall stand for election for the remaining portion of the term of office, if any, for such class at the next annual general meeting of shareholders of Parent for which a notice of the meeting has not been sent at the time of the appointment. The management of Parent shall recommend to the Nominating, Governance and Compensation Committee of the Parent Board of Directors that such designees be nominated for election at such annual general meeting.
ARTICLE 2
CONVERSION OF SECURITIES
     Section 2.1 Effect on Securities.
          (a) Merger Sub Membership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall, in the aggregate, be converted into and become one thousand validly issued, fully paid and nonassessable shares of common stock of the Surviving Entity.
          (b) Parent Class A Ordinary Shares. At the Effective Time, each Class A Ordinary Share of Parent then issued and outstanding shall remain issued, outstanding and unchanged.
          (c) Company Securities.
          (i) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to adjustment in accordance with the provisions of Section 2.1(c)(viii)), each share of Company Common Stock (other than Dissenting Shares and Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive the combination of (x) $15.60 in cash (the “Per Share Cash Amount”) and (y) 0.4778 (the “Exchange Ratio”) Parent ADSs duly and validly issued against the deposit of an equal number of Class A Ordinary Shares in accordance with the Deposit Agreement (the “Per Share Stock Amount”) (such combination of consideration identified in clauses (x) and (y), and subject to the following proviso, the “Merger Consideration”) ; provided, however, that, if determined by Parent in its reasonable discretion prior to the mailing of the Proxy Statement/Prospectus as necessary or advisable to comply with the UK Prospectus Rules, each Cash-Only Share shall receive, in lieu of the Per Share Stock Amount, an additional amount in cash equal to the product of (x) the Final Parent Stock Price times (y) the Exchange Ratio, rounded to the nearest whole cent (the “Per Share Cash-Only Additional Cash Amount”). At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, all shares of Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate and uncertificated book entry that immediately prior to the Effective Time represented any shares of Company Common Stock (other than Dissenting Shares and Excluded Shares) (as applicable, a “Company Certificate” or “Book Entry Share”) shall thereafter represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c).
     For purposes of this Agreement, each of the following terms has the meaning set forth below:
     “Cash-Only Shares” shall mean such shares of Company Common Stock held of record or owned beneficially by any person unable to make the certifications set forth in clause (1) of the penultimate sentence of Section 2.2(b)(i); provided that such certification shall not be required to be so made, and there shall be no Cash-Only Shares, if Parent determines, in its reasonable discretion prior to the mailing of the Proxy Statement/Prospectus, that such certifications are not necessary or advisable to comply with the UK Prospectus Rules.
     “Equity Compensation Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) the quotient of (x) the Per Share Cash Amount divided by (y) the Final Parent Stock Price, rounded to the nearest ten thousandth.
     “Final Parent Stock Price” means the average of the closing prices of the Parent ADSs for the five consecutive trading days ending three trading days prior to the Closing Date.
          (ii) Excluded Shares. At the Effective Time, by virtue of the Merger, all shares of Company Common Stock that are held by the Company or by Parent or Merger Sub or by any wholly-owned Subsidiary of Parent or the Company immediately prior to the Effective Time, in each case except for any such shares held in a fiduciary capacity on behalf of third parties, (collectively, the “Excluded Shares”) shall be cancelled and retired and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.
          (iii) Company Stock Options.
     (A) The Company shall take any and all action necessary to provide that, at the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Benefit Plan (other than purchase rights under the Company ESPP) (“Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time (including Company Stock Options that become exercisable in connection with the transactions contemplated by this Agreement) shall cease to represent a right to acquire shares of Company Common Stock, and Parent shall assume each such Company Stock Option (hereinafter an “Assumed Option”), which shall, effective as of the Effective Time, represent the right to purchase Parent ADSs, subject to the terms of the applicable Company Benefit Plan and Company Stock Option award agreement; provided, however, that (1) the number of Parent ADSs purchasable upon exercise of such Assumed Option shall be equal to the number of shares of the Company Common Stock that were purchasable under such Company Stock Option immediately prior to the Effective Time multiplied by the Equity Compensation Exchange Ratio and rounded down to the nearest whole Parent ADS, and (2) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Company Stock Option immediately prior to the Effective Time by the Equity Compensation Exchange Ratio and rounding up to the nearest whole cent, each in compliance with the “ratio test” and the “spread test” of the Treasury Regulations under Section 424 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the event of Company Stock Options that are intended to be treated as “incentive stock options” within the meaning of Section 422 of the Code and under Section 409A of the Code in the case of non-qualified stock options.
     (B) Any provision of this Agreement to the contrary notwithstanding, any adjustment pursuant to Parent’s assumption of the Company Stock Options shall be determined in a manner so each Assumed Option (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) will be exempt from Code Section 409A and the parties to this Agreement shall agree to any adjustments to the foregoing to comply therewith. Unless otherwise provided in the terms of the relevant Company Stock Option award agreement, all Assumed Options (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) shall continue to vest according to the terms of the applicable Company Stock Option award agreement. Following the Effective Time, no holder of a Company Stock Option that becomes an Assumed Option (including Company Stock Options assumed pursuant to Section 2.1(c)(iii)(A)) shall have any right to receive any shares of Company Common Stock in respect of such option or any Merger Consideration.
          (iv) Company Restricted Stock Awards. The parties acknowledge that, as of the date hereof, no shares of Company Common Stock are subject to awards of restricted stock (“Company Restricted Stock Awards”) that have been granted and have not yet vested under a Company Benefit Plan.
     (A) To the extent a Company Restricted Stock Award becomes vested in connection with the transactions contemplated by this Agreement, pursuant to the terms of the applicable Company Benefit Plan, restricted stock award agreement or other agreement between the Company and awardholder, each share of Company Common Stock subject to such award will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above.

     (B) To the extent Section 2.1(c)(iv)(A) above does not apply to a Company Restricted Stock Award, each share of Company Common Stock subject to a Company Restricted Stock Award will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above, except as set forth in the applicable Company Restricted Stock Award agreement, the holder of such Company Restricted Stock Award will receive the Per Share Cash Amount at the same time as other holders of Company Common Stock and, with respect to the number of Parent ADSs received by such holder, the Company Restricted Stock Award shall continue to vest according to the conditions set forth in, and be subject to such other terms of, the applicable Company Benefit Plan and Company Restricted Stock Award agreement; provided, however, that appropriate modifications will be made to such agreements to comply with Section 409A of the Code and to provide that, upon any applicable taxable event, the awardholder may satisfy any tax withholding obligations by transferring or selling to an employee benefit trust designated by Parent a sufficient number of Parent ADSs equal in value to such obligation. Prior to the Effective Time, the Company, the Company Board of Directors and Parent shall take all actions necessary under the Company Benefit Plans and the award agreements thereunder and otherwise to effectuate this Section 2.1(c)(iv)(B).
          (v) Company Restricted Stock Unit Awards. The Parties acknowledge that, as of the date hereof, awards of 2,141,101 restricted stock units representing Company Common Stock, whether subject to time-based or performance-based vesting conditions, (“Company RSU Awards”) have been granted and have not yet vested under a Company Benefit Plan.
     (A) To the extent a Company RSU Award becomes vested in connection with the transactions contemplated by this Agreement, pursuant to the terms of the applicable Company Benefit Plan, restricted stock unit award agreement or other agreement between the Company and awardholder, a number of shares of Company Common Stock determined in accordance with the terms of the applicable Company Benefit Plan and restricted stock unit award agreement will be issued to the awardholder immediately prior to the Effective Time and each such share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock described in Section 2.1(c)(i) above.
     (B) The Company shall take all necessary action to provide that each Company RSU Award that remains outstanding immediately prior to the Effective Time after giving effect to Section 2.1(c)(v)(A) above shall cease to represent a right to acquire shares of Company Common Stock, and Parent shall assume each such Company RSU Award (hereinafter an “Assumed RSU Award”) which shall, effective as of the Effective Time, represent the right to acquire Parent ADSs, subject to the terms of the applicable Company Benefit Plan and restricted stock unit award agreement; provided, however, that the number of Parent ADSs issuable upon vesting of such Assumed RSU Award shall be equal to the number of shares of Company Common Stock that were subject to the Company RSU Award immediately prior to the Effective Time multiplied by the Equity Compensation Exchange Ratio, with any fractional Parent ADS that results from such calculation to be settled in cash when the related Assumed RSU Award vests; and provided that appropriate modifications will be made to the applicable restricted stock unit award agreements to provide that, upon any applicable taxable event, the awardholder may satisfy any tax withholding obligations by transferring or selling to an employee benefit trust designated by Parent a sufficient number of Parent ADSs equal in value to such obligation. Prior to the Effective Time, the Company, the Company Board of Directors and Parent shall take all actions necessary under the Company Benefit Plans and the award agreements thereunder and otherwise to effectuate this Section 2.1(c)(v)(B). Following the Effective Time, no holder of a Company RSU Award that becomes an Assumed RSU Award shall have any right to receive any shares of Company Common Stock in respect of such Company RSU Award or any right to receive the Merger Consideration.
          (vi) Further Action. The Company and Parent shall take all requisite action to implement and effectuate the foregoing provisions of Section 2.1(c)(iii), Section 2.1(c)(iv) and Section 2.1(c)(v).
          (vii) Dissenting Shares. Shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder (a “Dissenting Stockholder”) who is entitled to demand and properly demands appraisal of such shares pursuant to the provisions of Section 262 of the DGCL are referred to in this Agreement as the “Dissenting Shares.” Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)) and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL unless and until the Dissenting Stockholder holding particular Dissenting Shares has failed to perfect his, her or its right to appraisal under the DGCL in respect of such shares or has effectively waived, withdrawn or lost his, her or its demand for appraisal in respect of such shares. If such Dissenting Stockholder has so failed to perfect or has waived, withdrawn or lost his, her or its rights to appraisal in respect of such shares, then such Dissenting Shares shall cease to be Dissenting Shares and shall thereafter entitle such Dissenting Stockholder to receive the Merger Consideration as provided in Section 2.1(c)(i) in respect of such shares. The Company shall comply with those provisions of Section 262 of the DGCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands for appraisal under the DGCL actually received by the Company and (B) an opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to demands for appraisal under the DGCL or offer to settle or settle any such demands.
          (viii) Certain Adjustments. If between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the outstanding Parent ADSs or the outstanding Class A Ordinary Shares in respect thereof shall be changed by reason of any reclassification, recapitalization, stock split, split-up, combination or exchanging of shares, merger, consolidation, reorganization or other similar transaction, or any dividend or distribution of Class A Ordinary Shares or other dividend or distribution payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Per Share Cash Amount, the Exchange Ratio, the Per Share Cash-Only Additional Cash Amount, the Equity Compensation Exchange Ratio, the Final Parent Stock Price and any similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards and Company RSU Awards with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.
          (ix) Parent ADSs. Subject to Section 2.2(h), Parent shall take all actions necessary to ensure that no holder of shares of Company Common Stock (including holders of Company Restricted Stock Awards), Assumed RSU Awards or Assumed Options shall be obligated to pay (i) any United Kingdom stamp duty, stamp duty reserve tax or other similar United Kingdom governmental charge (or any interest or penalties thereon) or (ii) any fee or other charge or expense to the ADS Depositary, in each case in connection with the delivery of Parent ADSs pursuant to the Merger, the exercise of Assumed Options that become exercisable for Parent ADSs in accordance with Section 2.1(c)(iii) or the delivery of Parent ADSs pursuant to Section 2.1(c)(iv) or Section 2.1(c)(v).
     Section 2.2 Exchange of Certificates.
          (a) Exchange Fund. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to the Company to act as exchange agent hereunder for the purpose of exchanging Company Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). At or substantially concurrently with the Effective Time, Parent shall or shall cause the Surviving Entity to (i) (A) deposit with the Exchange Agent American Depositary Receipts evidencing or (B) provide the Exchange Agent an uncertificated Parent ADS book-entry representing the number of Parent ADSs that are issuable pursuant to Section 2.1(c) and (ii) deposit with the Exchange Agent cash representing the aggregate cash consideration payable pursuant to Section 2.1(c), in each case to be held by the Exchange Agent in trust for the benefit of the holders of shares of Company Common Stock. Such Parent ADSs, together with any dividends or distributions with respect thereto as provided in Section 2.2(c), and such funds are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent ADSs and the cash portion of the aggregate Merger Consideration to be paid pursuant to Section 2.1(c) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent ADSs held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed after the deposit of such Exchange Fund with respect thereto for the account of Persons entitled thereto.
          (b) Exchange Procedures.
          (i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Parent shall cause the Exchange Agent to mail, and Parent shall and shall cause the Exchange Agent to make otherwise available, to each holder of record of one or more shares of Company Common Stock as of immediately prior to the Effective Time, a letter of transmittal to be used to effect the exchange of such Company Common Stock for the Merger Consideration payable in respect thereof, along with instructions for using such letter of transmittal to effect such exchange. The letter of transmittal (or the instructions thereto) shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock shall pass, only upon delivery thereof together with (A) delivery of the corresponding Company Certificate to the Exchange Agent or (B) receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares. Such letter of transmittal shall be in customary form and have such other provisions as Parent may reasonably specify, which, unless otherwise determined by Parent pursuant to Section 2.1(c)(i), may include provisions requiring each holder of record of a Company Certificate (or the beneficial owner thereof through appropriate and customary documentation and instructions) to certify that such holder or beneficial owner (1) is either (a) not a resident of the United Kingdom or (b) if a resident of the United Kingdom, is a “qualified investor” within the meaning of Section 86(7) of the UK Financial Services & Markets Act 2000 (“UK FSMA”) or (2) is a resident of the United Kingdom and not a “qualified investor” within the meaning of Section 86(7) of UK FSMA. Parent and the Exchange Agent shall be entitled to conclusively rely on such certifications without further inquiry but may conduct such inquiries as deemed appropriate in their sole discretion.
          (ii) Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with a duly completed and executed letter of transmittal and any other documents reasonably required by Parent or the Exchange Agent, or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, (A) the holder of Company Common Stock shall be entitled to receive in exchange therefor a certificated American Depositary Receipt evidencing, or an uncertificated Parent ADS book-entry representing, the number of whole Parent ADSs, if any, and cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(c) (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)); and (B) the Company Certificate or Book-Entry Shares represented by the “agent’s message” so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional

Parent ADSs or unpaid dividends and distributions, if any, payable to holders of Company Common Stock.
          (iii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional Parent ADSs as provided in Section 2.2(e) and any unpaid dividends and distributions with respect to such Parent ADSs as provided in Section 2.2(c)) may be paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer taxes have been paid.
          (c) Distributions with Respect to Unexchanged Shares. All Parent ADSs to be issued pursuant to the Merger and all Class A Ordinary Shares represented thereby shall be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions with respect to Parent ADSs or Class A Ordinary Shares represented thereby with a record date after the Effective Time shall be paid to the former holder of any Company Common Stock until such holder shall surrender such shares in accordance with this Section 2.2. Subject to the effect of Applicable Law: (i) at the time of the surrender of any such shares of Company Common Stock for exchange in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Parent ADSs that such holder is entitled to receive; and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole Parent ADSs that such holder receives.
          (d) No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and from and after the Effective Time, there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, a Company Certificate or Book Entry Share is presented to the Surviving Entity for any reason, it shall be cancelled and exchanged as provided in this Section 2.2.
          (e) Treatment of Fractional Parent ADSs. No American Depositary Receipt or scrip representing fractional Parent ADSs or book-entry credit of the same shall be issued in the Merger and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of any fractional Parent ADSs to which a former holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates and Book Entry Shares delivered by or on behalf of such holder), such holder of shares of Company Common Stock surrendered in the manner described in this Section 2.2 shall be paid an amount in cash (without interest) determined by multiplying (i) the Final Parent Stock Price by (ii) the fraction of a Parent ADS to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.2(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent ADSs represented thereby was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the delivery of fractional Parent ADSs and Class A Ordinary Shares represented thereby.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund and cash held by the Exchange Agent in accordance with the terms of this Section 2.2 that remains unclaimed by the former stockholders of the Company as of the date that is twelve months following the Effective Time shall be delivered to Parent, upon demand. Thereafter, any former stockholders of the Company, other than Dissenting Stockholders, who have not theretofore complied with the provisions of this Section 2.2 shall look only to Parent and the Surviving Entity for payment of their claim for Merger Consideration, any cash in lieu of fractional Parent ADSs and any dividends or distributions with respect to Parent ADSs or Class A Ordinary Shares represented thereby (all without interest).
          (g) No Liability. None of Parent, the Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by former holders of Company Common Stock for a period of three years following the Effective Time (or such earlier date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by Applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
          (h) Lost, Stolen, or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional Parent ADSs pursuant to Section 2.2(e) and any unpaid dividends and distributions pursuant to Section 2.2(c)) deliverable with respect thereto pursuant to this Agreement.
     Section 2.3 Taking of Necessary Action; Further Action. Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use reasonable best efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL and the DLLCA as promptly as commercially practicable. In addition, the Parties agree to execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the directors and officers of the Surviving Entity are fully authorized, in the name of the Surviving Entity or otherwise to take, and shall take, all such lawful and necessary action.
     Section 2.4 Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as required under the Code or any provision of state, local or foreign tax law, with respect to the making of such payment. Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Stock in respect of whom such deduction and withholding was made; provided that such amounts are duly and timely paid over to the appropriate tax authority.
     Section 2.5 Associated Rights. References in Article 2 and Section 5.1 of this Agreement to Company Common Stock shall include, unless the context requires otherwise, the associated rights (the “Company Rights”) distributed to the holders of Company Common Stock pursuant to the Rights Agreement, dated as of September 13, 2001, between the Company and American Stock Transfer and Trust Company, as rights agent, as amended to date (the “Company Rights Agreement”).
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in (i) other than with respect to Section 3.1, Section 3.2 and Section 3.3, the Company Reports filed on or after December 31, 2009 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Company Report under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such Company Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, and (ii) the disclosure schedule delivered to Parent by the Company at or prior to the execution hereof (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent, Delaware Sub and Merger Sub that:
     Section 3.1 Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. To the extent such concept or similar concept exists in the relevant jurisdiction, the Company is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Company’s Certificate of Incorporation and Bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof.
     Section 3.2 Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 3.20. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, Delaware Sub and Merger Sub, constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
     Section 3.3 Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of February 2, 2011, there were 176,833,366 shares of Company Common Stock issued and outstanding, including no Company Restricted Stock Awards, no shares of Company Preferred Stock outstanding, and 3,647,194 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Stock Options, 2,380,442 shares of Company Common Stock reserved for issuance upon vesting of outstanding Company RSU Awards and up to 752,485 shares of Company Common Stock subject to outstanding purchase rights under the Company ESPP. As of February 2, 2011, there were 1,221,905 shares of Company Common Stock held in treasury of the Company and no shares of Company Common Stock held by Subsidiaries of the Company. From February 2, 2011 to the date of this Agreement, no additional shares of Company Common Stock have been issued (other than pursuant to Company Stock Options, Company RSU Awards and/or purchase rights under the Company ESPP that were outstanding as of February 2, 2011), no additional Company Stock Options, Company Restricted Stock Awards or Company RSU Awards have been issued or granted, and there has been no increase in the number of shares of Company Common Stock issuable upon exercise of Company Stock Options or vesting of Company RSU Awards from those issuable under such Company Stock Options and Company Restricted RSU Awards as of February 2, 2011. All issued shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 3.3 and except for the Company Rights and purchase rights under the Company ESPP for no more than

752,485 shares of Company Common Stock, (x) there are no outstanding or authorized shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of or other equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in the Company or any of its Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
     Section 3.4 Significant Subsidiaries. For purposes of this Agreement, “Significant Subsidiary” shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Company’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, as of the date of this Agreement, are owned, directly or indirectly, by the Company free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”).
     Section 3.5 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect and except for matters arising under Environmental Laws which are treated exclusively in Section 3.13:
          (a) Neither the Company nor any Subsidiary of the Company is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S., including without limitation the UK Companies Act of 2006 (collectively, “Applicable Laws”), relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of the Company, threatened with respect to any such matters. No condition exists that is not disclosed in the Company Disclosure Schedule or the Company Reports and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of the Company or any Subsidiary of the Company.
          (b) The Company and each Subsidiary of the Company hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or actual knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of the Company threatened to give, any notice to terminate, cancel or reform any Company Permit.
          (c) Each drilling unit owned or leased by the Company or a Subsidiary of the Company which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.
          (d) The Company and each Subsidiary of the Company possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Company Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Company Real Property.
          (e) The Company has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with the United States Foreign Corrupt Practices Act (the “FCPA”) and other similar applicable foreign laws. Without limiting the generality of clause (a) above, and mindful of the principles of the FCPA and other similar applicable foreign laws, neither the Company nor any of its Subsidiaries nor, in any such case, any of their respective Company Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly to any officer, employee or representative of a government or any department, agency or instrumentality thereof (including any state owned or controlled enterprise), political party, political campaign or public international organization (a “Government Official”) (including through a friend or family member with personal relationships with Government Officials) for the purpose of influencing an act or decision of the Government Official in his official capacity or inducing the Government Official to use his influence with that government, political party, political campaign or public international organization or (ii) has taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity. “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.
          (f) Without limiting the generality of clause (a) above, neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to the Company’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or equivalent European Union measure.
     Section 3.6 No Conflict.
          (a) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 3.20, conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 3.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Neither the execution, delivery and performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any federal, state, local or foreign government, court, or arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”), other than (i) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), or applicable non-U.S. or state securities and “Blue Sky” laws and (ii) filings and notifications required under applicable Non-U.S. Antitrust Laws ((i) and (ii) collectively, the “Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Company Material Adverse Effect.

     Section 3.7 SEC Documents.
          (a) The Company has timely filed with the U.S. Securities and Exchange Commission (the “SEC”) all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2010 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As of its respective date, each Company Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.
          (b) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. KPMG LLP is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company.
          (c) Since January 1, 2007, (A) the exercise price of each Company Stock Option granted has been no less than the Fair Market Value (as defined or determined under the terms of the respective Company Benefit Plan under which such Company Stock Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Stock Option, and (B) all grants of Company Stock Options were validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in the Company’s financial statements referred to in Section 3.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Company Material Adverse Effect.
     Section 3.8 Litigation. Except as described in the Company Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that the Company or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of the Company or any of its Subsidiaries, except for any such matters as are not reasonably likely to have a Company Material Adverse Effect.
     Section 3.9 Absence of Certain Changes.
          (a) Since December 31, 2009, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.
          (b) From December 31, 2009 to the date of this Agreement, (x) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, other than in connection with the exercise or vesting of awards under the Company Benefit Plans, (iii) any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for the Company’s capital stock, except for issuances of shares of Company Common Stock upon the exercise of Company Stock Options, the vesting of Company RSU Awards or the exercise of purchase rights under the Company ESPP, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by the Company or any of its Subsidiaries to do any of the foregoing.
     Section 3.10 Taxes.
          (a) Each of the Company, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i)

duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Representations made in this Section 3.10 are made to the knowledge of the Company to the extent that the representations relate to a corporation which was, but is not currently, a part of the Company’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.
          (b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of the Company or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a Company Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Company Material Adverse Effect; (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of the Company or any of its Subsidiaries, which taxes, if paid by the Company, would be reasonably likely to have a Company Material Adverse Effect; (iv) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements), which is reasonably likely to have a Company Material Adverse Effect; (vi) neither the Company nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has made an election under Section 341(f) of the Code; and (viii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has any liability for taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which the Company or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law and except for taxes that, if paid by the Company, would not be reasonably likely to have a Company Material Adverse Effect.

          (c) There are no liens for taxes in amounts reasonably likely to have a Company Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any of its Subsidiaries.
          (d) Except for transactions which are not reasonably likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
          (e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
          (f) For purposes of this Agreement, “tax” or “taxes” means any (i) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security or similar, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (ii) liability for the payment of any amounts of the type described in clause (i) arising as a result of being, or ceasing to be, a member of any affiliated group (or being included, or required to be included, in any tax Return relating thereto); and (iii) liability for the payment of any amounts of the type described in clause (i) as a result of any express of implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person, including any transferee liability in respect of any of the foregoing.
     Section 3.11 Employee Benefit Plans.
          (a) Section 3.11 of the Company Disclosure Schedule contains a list of all the Company Benefit Plans. The term “Company Benefit Plans” means all material employee benefit plans and other material compensation and benefit arrangements, including (i) all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to the requirements of ERISA and whether the plans are subject to United States law (a “U.S. Company Benefit Plan”) or not subject to United States law (a “Non-U.S. Company Benefit Plan”) with respect to which the Company, a Subsidiary of the Company or any of their respective ERISA Affiliates has or may have any liability, and (ii) all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not such arrangement is a U.S. Company Benefit Plan and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the

Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee or other service provider of the Company or any of its Subsidiaries is a participant. The Company has made available to Parent a true and complete copy of each Company Benefit Plan document, if applicable, the most recent trust agreements, the most recently filed U.S. Internal Revenue Service (“IRS”) Form 5500, most recent summary plan descriptions, most recently received determination letter issued by the IRS with respect to any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, and most recently prepared funding statements, annual reports and actuarial reports for each such plan, and in the case of each Non-U.S. Company Benefit Plan, each material document, if any, prepared in connection with each Non-U.S. Company Benefit Plan (in addition to the other documents, if any, described in the first part of this sentence, to the extent applicable).
          (b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Company Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the Company Benefit Plans; (ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; (iii) to the extent applicable, the Company Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction; (iv) the Company Benefit Plans have been maintained and operated in accordance with their terms; (v) to the Company’s knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans; (vi) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any U.S. Company Benefit Plans; (vii) there are no pending or, to the Company’s knowledge, threatened claims against or otherwise involving any Company Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan; (viii) all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for; and (ix) the fair market value of the assets of each funded Non-U.S. Company Benefit Plan, the liability of each insurer for any Non-U.S. Company Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; provided that a Non-U.S. Company Benefit Plan that is maintained solely pursuant to non-U.S. Applicable Law and sponsored by a governmental authority shall not be subject to this clause.
          (c) Each Company Benefit Plan intended be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on an opinion or advisory letter issued to a master or prototype or volume submitter provider with respect to the tax-qualified status of such Company Benefit Plan. Neither the Company nor any of its

Subsidiaries nor any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, had an obligation to contribute to or otherwise has liability with respect to (i) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which liability under Section 4063 or Section 4064 of ERISA could be incurred (i.e., a “multiple employer plan”). The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee or other service provider of the Company or any Subsidiary thereof.
          (d) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary of the Company for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).
     Section 3.12 Labor Matters.
          (a) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect, (i) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union, works council, employee representative or other labor organization or group of employees (A) covering any U.S. employees or (B) covering, in any single instance, 5% or more of the employees of the Company and its Subsidiaries taken as a whole, and (ii) to the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 5% or more of the employees of the Company and its Subsidiaries taken as a whole.
          (b) There is no union, works council, employee representative or other labor organization or group of employees, which, pursuant to Applicable Laws, must be notified, consulted or with which negotiations need to be conducted connection with the transactions contemplated by this Agreement.
          (c) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Company Material Adverse Effect and except as described in the Company Reports filed prior to the date of this Agreement, (i) neither the Company nor any Subsidiary of the Company has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Law with respect to the employment or engagement of individuals by, or the employment practices of, the Company or any Subsidiary of the Company or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened, before any Governmental Entity by or concerning any former or current employees, temporary or agency employees, or independent contractors of the Company or any Subsidiary of the Company.
     Section 3.13 Environmental Matters.
          (a) The Company and each Subsidiary of the Company has been and is in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and any Applicable Law related to human health and the environment, including the common law (“Environmental Laws”), except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of the Company or any of its Subsidiaries, former) businesses, assets or properties of the Company or any Subsidiary of the Company, including but not limited to on-site or off-site storage, disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.
          (c) Neither the Company nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Company Material Adverse Effect.

          (d) The Company has delivered to, or otherwise made available for inspection by, Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or regarding the Company’s or any of its Subsidiaries’ compliance with or liability or potential liability under applicable Environmental Laws.
     Section 3.14 Intellectual Property. The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there is no infringement of any intellectual property owned by the Company or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.15 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against the Company or any Subsidiary of the Company or any of the Company’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2000, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against the Company or any Subsidiary of the Company.
     Section 3.16 Insurance. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:
          (a) The Company and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.
          (b) No event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to the Company’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by the Company or any Subsidiary of the Company to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of the Company or any Subsidiary of the Company under any such excess liability, hull or protection and indemnity insurance policies.
     Section 3.17 No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Goldman, Sachs & Co. as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the execution and delivery of this Agreement.
     Section 3.18 Recommendation of Board of Directors; Opinion of Financial Advisor.
          (a) The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company, (ii) approving this Agreement and the transactions contemplated hereby, (iii) determining that it would be in the best interests of the stockholders of the Company that this Agreement be submitted to the stockholders of the Company for adoption and directing that it be so submitted in accordance with this Agreement and (iv) recommending adoption of this Agreement by the stockholders of the Company, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
          (b) The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, that, as of the date of such opinion, and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair, from a financial point of view, to such holders.
     Section 3.19 Parent Share Ownership. Neither the Company nor any of its Subsidiaries owns any shares in the capital of Parent or any other securities convertible into or otherwise exercisable to acquire shares in the capital of Parent.
     Section 3.20 Vote Required. The only vote of the holders of any class or series of capital stock of the Company necessary to approve any transaction contemplated by this Agreement is the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, whether in person or by proxy, at the meeting held to consider such matter (the “Company Stockholder Approval”).
     Section 3.21 Ownership of Drilling Units.
          (a) As of the date hereof, the Company or a Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report posted on the Company’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in Section 3.21 of the Company Disclosure Schedule), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to the Company’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the Company Disclosure Schedule (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “Company Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to the Company’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.
          (b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has caused the drilling units listed in the Company’s most recent fleet status report posted on the Company’s website to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.
     Section 3.22 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Company Reports filed prior to the date of this Agreement, (ii) are referred to in Section 3.22 of the Company Disclosure Schedule, (iii) were incurred since September 30, 2010 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.23 Certain Contracts.
          (a) Section 3.23 of the Company Disclosure Schedule contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Subsidiary of the Company is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, other than any such limitation that is not material to the Company and its Subsidiaries, taken as a whole, and will not be material to Parent and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of $50 million, with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement, other than agreements among the Company and/or its wholly-owned Subsidiaries, for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent or the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 3.23(a), whether or not included as an exhibit to any Company Report or included in Section 3.23 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 3.23(b) pursuant to Section 6.3, “Company Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.
          (b) Each Company Material Contract is, to the knowledge of the Company, in full force and effect, and the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Company Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Company Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract or (y) has received written notice of the desire of the other party or parties to any such Company Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Company Material Contract or permit any other party to a Company Material Contract to exercise rights adverse to the Company. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a Company Material Adverse Effect.
     Section 3.24 Capital Expenditure Program. As of the date of this Agreement, Section 3.24 of the Company Disclosure Schedule accurately sets forth in all material respects, for each of the Company’s construction, repair, modification, life extension, overhaul or conversion capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2011 on a quarterly basis, as previously provided to Parent. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of the Company at September 30, 2010 included in the Company Reports (excluding capitalized interest on such newbuilds), together with the projected capital expenditures for such newbuilds previously provided to Parent, equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.
     Section 3.25 Derivative Transactions.
          (a) Section 3.25 of the Company Disclosure Schedule contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. “Derivative Transaction” means any material swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
          (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties that the Company believed at the time, and still believes, to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and (ii) the Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

     Section 3.26 Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Since January 1, 2009, neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     Section 3.27 Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Benefit Plans described in Section 3.11 of the Company Disclosure Schedule and Company Material Contracts listed in Section 3.23 of the Company Disclosure Schedule or in the exhibit list of a Company Report), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2009 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole. “Affiliate” means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).
     Section 3.28 Company Rights Agreement. The Company has taken all action necessary pursuant to the Company Rights Agreement to provide that, as a result of the execution, delivery or performance of this Agreement, the conversion of shares of Company Common Stock into the right to receive the Merger Consideration in accordance with this Agreement, and the consummation of the Merger or the other transactions contemplated by this Agreement, (a) neither Parent nor Merger Sub, nor any Affiliate or associate of Parent or Merger Sub, will become or be deemed an Acquiring Person (as defined in the Company Rights Agreement), (b) no Distribution Date or Stock Acquisition Date (each as defined in the Company Rights Agreement) will occur, (c) the Company Rights will not separate from the underlying shares of Company Common Stock or give the holders thereof the right to acquire securities of any party hereto and (d) neither a Flip-In Event nor a Flip-Over Event (each as defined in the Company Rights Agreement) will occur; and the Company has further taken all such other action reasonably requested by Parent prior to the date hereof to render the Company Rights Agreement inapplicable to the Merger and the transactions contemplated hereby.

     Section 3.29 State Anti-Takeover Statutes. The Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger and the other transactions contemplated hereby. No other takeover statute or similar statute or regulation applies to the Merger or the other transactions contemplated hereby. Except as provided in this Section 3.29, from January 1, 2006 to the date of this Agreement, the Company has not taken any action so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to any agreement, transaction or Person and no action taken prior to January 1, 2006 so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to any agreement, transaction or Person remain in effect as of the date of this Agreement.
     Section 3.30 Disclaimer.
          (a) Except for the representations and warranties contained in this Article 3 of this Agreement, Parent acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to Parent. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent, or use by Parent of, any such information, including any information, documents, projections, forecasts or other material made available to Parent in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
          (b) In connection with investigation by Parent of the Company and its Subsidiaries, Parent has received or may receive from the Company and/or the Company’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, Parent shall have no claim against anyone with respect thereto. Accordingly, Parent acknowledges that the Company makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT, DELAWARE SUB
AND MERGER SUB
     Except as set forth in (i) other than with respect to Section 4.1, Section 4.2 and Section 4.3, the Parent Reports filed on or after December 31, 2009 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Parent Report under the heading “Risk Factors” or “Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such Parent Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent, and (ii) the disclosure schedule delivered to the Company by Parent at or prior to the execution hereof (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent, Delaware Sub and Merger Sub, jointly and severally, represent and warrant to the Company that:
     Section 4.1 Existence; Good Standing; Corporate Authority. Parent is a public limited company duly organized and validly existing under the laws of England and Wales. Delaware Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. To the extent such concept or similar concept exists in the relevant jurisdiction, each of Parent and Delaware Sub is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or in good standing does not and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent, Delaware Sub and Merger Sub has all requisite company power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Articles of Association of Parent, Certificate of Incorporation and Bylaws of Delaware Sub and the Certificate of Formation and Limited Liability Company of Merger Sub previously made available to the Company are true and correct and contain all amendments as of the date hereof.
     Section 4.2 Authorization, Validity and Effect of Agreements. Each of Parent, Delaware Sub and Merger Sub has the requisite company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by Parent, Delaware Sub and Merger Sub of this Agreement and the consummation by each of Parent, Delaware Sub and Merger Sub of the transactions contemplated hereby, including, with respect to Parent, the delivery by Parent of Parent ADSs pursuant to the Merger and, with respect to Delaware Sub, the payment by Delaware Sub of the fees pursuant to Section 7.5, have been duly authorized by the Board of Directors of Parent, the Board of Directors of Delaware Sub and the sole member of Merger Sub, as applicable, and no other organizational proceedings on the part of any of them are necessary to authorize the execution, delivery and performance of this Agreement by Parent, Delaware Sub and Merger Sub and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 4.20. This Agreement has been duly and validly executed and delivered by Parent, Delaware Sub and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and legally binding obligation of Parent, Delaware Sub and Merger Sub, enforceable against Parent, Delaware Sub and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     Section 4.3 Capitalization. As of the date of this Agreement, the share capital of Parent consists of 150,000,000 Class A Ordinary Shares in issue and 50,000 Class B ordinary shares, nominal value £1.00 per share (the “Class B Ordinary Shares”) in issue. Each Class A Ordinary Share in issue has been deposited with the nominee of Citibank, N.A., as depositary (including any successor depositary, the “ADS Depositary”), and is represented by one Parent ADS, evidenced by an American Depositary Receipt in respect thereof, pursuant to the Deposit Agreement, dated as of September 29, 2009 (including any amendments, supplements or replacements thereof, the “Deposit Agreement”), among the ADS Depositary, Parent and the holders and beneficial owners from time to time of such Parent ADSs. As of the date of this Agreement, the Board of Directors of Parent is authorized to allot shares in Parent, or to grant rights to subscribe for or convert any securities into shares of Parent, of aggregate nominal amount of up to $30,000,000. As of February 4, there were 142,974,663 Parent ADSs outstanding (including 1,796,934 Parent ADSs granted as restricted share awards under Parent Benefit Plans), 7,025,337 Parent ADSs held by Parent Subsidiaries or consolidated Affiliates and 50,000 Class B Ordinary Shares held by a Parent Subsidiary. As of February 4, 2011, 1,312,374 Parent ADSs were subject to outstanding options (“Parent Options”) granted under the Parent Benefit Plans. As of the date of this Agreement, all Class A Ordinary Shares in issue are, and all Class A Ordinary Shares to be issued in connection with the Merger will be when issued, duly authorized, validly and unconditionally issued, fully paid and free of preemptive rights, and all Parent ADSs representing such Class A Ordinary Shares have been, and will be, validly issued in accordance with the Deposit Agreement and the persons in whose names American Depositary Receipts evidencing such Parent ADSs are registered are, or will be, entitled to the rights of registered holders of such American Depositary Receipts specified therein and in the Deposit Agreement. As of the date of this Agreement, except as set forth in this Section 4.3 or in connection with the transactions contemplated by this Agreement, (x) there are no outstanding or authorized capital shares, and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any capital shares or other voting securities or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in Parent or any of its Subsidiaries. Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.
     Section 4.4 Significant Subsidiaries.
          (a) Each of Parent’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, in each case except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of Parent’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, as of the date of this Agreement, are owned, directly or indirectly, by Parent free and clear of all Liens.
          (b) All of the outstanding equity interests of Delaware Sub and Merger Sub are owned indirectly by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will have not engaged in any activities other than its capitalization and other activities in connection with the transactions contemplated by this Agreement, including the Financing.
     Section 4.5 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect and except for matters arising under Environmental Laws which are treated exclusively in Section 4.13:
          (a) Neither Parent nor any Subsidiary of Parent is in violation of any Applicable Laws relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of Parent, threatened with respect to any such matters. No condition exists that is not disclosed in the Parent Disclosure Schedule or the Parent Reports and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of Parent or any Subsidiary of Parent.
          (b) Parent and each Subsidiary of Parent hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and Parent has no notice or actual knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Parent threatened to give, any notice to terminate, cancel or reform any Parent Permit.
          (c) Each drilling unit owned or leased by Parent or a Subsidiary of Parent which is subject to classification is in class without any significant outstanding deficiencies according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.
          (d) Parent and each Subsidiary of Parent possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Parent Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of Parent, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Parent Real Property.
          (e) Parent has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA and other similar applicable foreign laws. Without limiting the generality of clause (a) above, and mindful of the principles of the FCPA and other similar applicable foreign laws, neither Parent nor any of its Subsidiaries nor, in any such case, any of their respective Parent Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly to any Government Official (including through a friend or family member with personal relationships with Government Officials) for the purpose of influencing an act or decision of the Government Official in his official capacity or inducing the Government Official to use his influence with that government, political party, political campaign or public international organization or (ii) has taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity.
          (f) Without limiting the generality of clause (a) above, neither Parent nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Parent’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by OFAC or equivalent European Union measure.
     Section 4.6 No Conflict.
          (a) Neither the execution, delivery and performance by Parent, Delaware Sub and Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 4.20, conflict with or result in a breach of any provisions of the Articles of Association of Parent or the Certificate of Incorporation and Bylaws of Delaware Sub or the Certificate of Formation or Limited Liability Company Agreement of Merger Sub or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 4.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (b) Neither the execution, delivery and performance by Parent, Delaware Sub or Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Entity, other than the Regulatory Filings and the filing of a listing application with the NYSE pursuant to Section 5.8, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Parent Material Adverse Effect.
     Section 4.7 SEC Documents.
          (a) Parent has timely filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2010 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As of its respective date, each Parent Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.
          (b) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. KPMG LLP is an independent registered public accounting firm with respect to Parent and has not resigned or been dismissed as independent registered public accountants of Parent.

          (c) Since January 1, 2007, (A) the exercise price of each Parent Option has been no less than the Fair Market Value (as defined or determined under the terms of the respective Parent Benefit Plan under which such Parent Option was granted) of a Parent ADS as determined on the date of grant of such Parent Option, and (B) all grants of Parent Options were validly issued and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in Parent’s financial statements referred to in Section 4.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Parent Material Adverse Effect.
     Section 4.8 Litigation. Except as described in the Parent Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state or any non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that Parent or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of Parent or any of its Subsidiaries, except for any such matters as are not reasonably likely to have a Parent Material Adverse Effect.
     Section 4.9 Absence of Certain Changes.
          (a) Since December 31, 2009, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.
          (b) From December 31, 2009 to the date of this Agreement, (x) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by Parent or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of Parent or any redemption, purchase or other acquisition of any of its securities, other than in connection with the exercise or vesting of awards under the Parent Benefit Plans, (iii) any split, combination or reclassification of any of Parent’s capital shares or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for Parent’s capital shares, except for issuances of Class A Ordinary Shares upon the exercise or conversion, as the case may be, of Parent Options, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of Parent or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by Parent or any of its Subsidiaries to do any of the foregoing.

     Section 4.10 Taxes.
          (a) Each of Parent, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete Returns required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Representations made in this Section 4.10 are made to the knowledge of Parent to the extent that the representations relate to a corporation which was, but is not currently, a part of Parent’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.
          (b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of Parent or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a Parent Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Parent or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Parent Material Adverse Effect; (iii) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of Parent or any of its Subsidiaries, which taxes, if paid by Parent, would be reasonably likely to have a Parent Material Adverse Effect; (iv) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of Parent, neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements), which is reasonably likely to have a Parent Material Adverse Effect; (vi) neither Parent nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of Parent, neither Parent nor any of its Subsidiaries has made an election under Section 341(f) of the Code; (viii) to the knowledge of Parent, neither Parent nor any of its Subsidiaries has any liability for taxes under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which Parent or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law and except for taxes that, if paid by Parent, would not be reasonably likely to have a Parent Material Adverse Effect; and (ix) Parent was not a passive foreign investment company, as defined in Section 1297(a) of the Code (“PFIC”) for the 2010 taxable year, does not believe that it will be a PFIC for the taxable year in which the Merger occurs, and has no reason, on the basis of facts presently known, to believe that Parent will become a PFIC for any subsequent year.
          (c) There are no liens for taxes in amounts reasonably likely to have a Parent Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of Parent or any of its Subsidiaries.
          (d) Except for transactions which are not reasonably likely to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
          (e) To the knowledge of Parent, neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
          (f) For U.S. federal income tax purposes, Parent owns all of the equity interests of Merger Sub indirectly through a newly formed corporate Subsidiary.
     Section 4.11 Employee Benefit Plans.
          (a) Section 4.11 of the Parent Disclosure Schedule contains a list of all the Parent Benefit Plans. The term “Parent Benefit Plans” means all material employee benefit plans and other material compensation and benefit arrangements, including (i) all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not subject to the requirements of ERISA and whether the plans are subject to United States law (a “U.S. Parent Benefit Plan”) or not subject to United States law (a “Non-U.S. Parent Benefit Plan”) with respect to which the Parent, a Subsidiary of the Parent or any of their respective ERISA Affiliates has or may have any liability, and (ii) all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not such arrangement is a U.S. Parent Benefit Plan and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee or other service provider of Parent or any of its Subsidiaries is a participant. Parent has made available to the Company a true and complete copy of each Parent Benefit Plan document, if applicable, the most recent trust agreements, the most recently filed IRS Form 5500, most recent summary plan descriptions, most recently received determination letter issued by the IRS with respect to any U.S. Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, and most recently prepared funding statements, annual reports and actuarial reports for each such plan, and in the case of each Non-U.S. Parent Benefit Plan, each material document, if any, prepared in connection with each Non-U.S. Parent Benefit Plan (in addition to the other documents, if any, described in the first part of this sentence, to the extent applicable).
          (b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Parent Material Adverse Effect: (i) all applicable reporting and disclosure requirements have been met with respect to the Parent Benefit Plans; (ii) there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Parent Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; (iii) to the extent applicable, the Parent Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction; (iv) the Parent Benefit Plans have been maintained and operated in accordance with their terms; (v) to Parent’s knowledge, there are no breaches of fiduciary duty in connection with the Parent Benefit Plans; (vi) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any U.S. Parent Benefit Plans; (vii) there are no pending or, to Parent’s knowledge, threatened claims against or otherwise involving any Parent Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Parent Benefit Plan activities) has been brought against or with respect to any such Parent Benefit Plan; (viii) all material contributions required to be made as of the date hereof to the Parent Benefit Plans have been made or provided for; and (ix) the fair market value of the assets of each funded Non-U.S. Parent Benefit Plan, the liability of each insurer for any Non-U.S. Parent Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Parent Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Parent Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Parent Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; provided that a Non-U.S. Parent Benefit Plan that is maintained solely pursuant to non-U.S. Applicable Law and sponsored by a governmental authority shall not be subject to this clause.
          (c) Each Parent Benefit Plan intended be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or may rely on an opinion or advisory letter issued to a master or prototype or volume submitter provider with respect to the tax-qualified status of such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries nor any of its ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, had an obligation to contribute to or otherwise has liability with respect to (i) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which liability under Section 4063 or Section 4064 of ERISA could be incurred (i.e., a “multiple employer plan”). The execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee or other service provider of Parent or any Subsidiary thereof.
          (d) No Parent Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Parent or any Subsidiary of Parent for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).
     Section 4.12 Labor Matters.
          (a) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect, (i) as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union, works council, employee representative or other labor organization or group of employees (A) covering any U.S. employees or (B) covering, in any single instance, 5% or more of the employees of Parent and its Subsidiaries taken as a whole, and (ii) to Parent’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 5% or more of the employees of Parent and its Subsidiaries taken as a whole.
          (b) There is no union, works council, employee representative or other labor organization or group of employees, which, pursuant to Applicable Laws, must be notified, consulted or with which negotiations need to be conducted connection with the transactions contemplated by this Agreement.
          (c) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Parent Material Adverse Effect and except as described in the Parent Reports filed prior to the date of this Agreement, (i) neither Parent nor any Subsidiary of Parent has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any Applicable Law with respect to the employment or engagement of individuals by, or the employment practices of, Parent or any Subsidiary of Parent or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against Parent or any Subsidiary of Parent pending or, to the knowledge of Parent, threatened, before any Governmental Entity by or concerning any former or current employees, temporary or agency employees, or independent contractors of Parent or any Subsidiary of Parent.
     Section 4.13 Environmental Matters.
          (a) Parent and each Subsidiary of Parent has been and is in compliance with all Environmental Laws except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Parent or any of its Subsidiaries, former) businesses, assets or properties of Parent or any Subsidiary of Parent, including but not limited to on-site or off-site storage, disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.
          (c) Neither Parent nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Parent Material Adverse Effect.
          (d) Parent has delivered to, or otherwise made available for inspection by, the Company true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by Parent pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries, or regarding Parent’s or any of its Subsidiaries’ compliance with or liability or potential liability under applicable Environmental Laws.
     Section 4.14 Intellectual Property. Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the conduct of Parent’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there is no infringement of any intellectual property owned by Parent or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.15 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Parent or any Subsidiary of Parent or any of Parent’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 2000, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Parent or any Subsidiary of Parent.
     Section 4.16 Insurance. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect:
          (a) Parent and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.
          (b) No event relating specifically to Parent or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Parent’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Parent or any Subsidiary of Parent during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by Parent or any Subsidiary of Parent to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Parent or any Subsidiary of Parent under any such excess liability, hull or protection and indemnity insurance policies.
     Section 4.17 No Brokers. Parent has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company or Parent to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Parent has retained Deutsche Bank Securities Inc. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the execution and delivery of this Agreement.
     Section 4.18 Recommendation of Board of Directors; Opinion of Financial Advisor.
          (a) The Board of Directors of Parent, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, (ii) approving this Agreement and the transactions contemplated hereby, (iii) determining that it would be in the best interests of the shareholders of Parent that an ordinary resolution to approve the delivery of Parent ADSs in the Merger be submitted to the shareholders of Parent and directing that it be so submitted in accordance with this Agreement and (iv) recommending approval of the delivery of Parent ADSs in the Merger by the shareholders of Parent, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
          (b) The Board of Directors of Parent has received the opinion of Deutsche Bank Securities Inc., dated as of the date of this Agreement, that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be paid in respect of each share of Common Stock of the Company is fair, from a financial point of view, to Parent.
     Section 4.19 Company Share Ownership. Neither Parent nor any of its Subsidiaries owns any shares of capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares in the capital of the Company.
     Section 4.20 Vote Required. The only vote of the holders of any class or series of Parent share capital necessary to approve any transaction contemplated by this Agreement is the vote of the holders of Class A Ordinary Shares required by the rules of the NYSE to approve the delivery of Parent ADSs in the Merger (the “Parent Shareholder Approval”).
     Section 4.21 Ownership of Drilling Units.
          (a) As of the date hereof, Parent or a Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report posted on Parent’s website, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in Section 4.21 of the Parent Disclosure Schedule), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due and payable or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to Parent’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the Parent Disclosure Schedule (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “Parent Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to Parent’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.
          (b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent has caused the drilling units listed in Parent’s most recent fleet status report posted on Parent’s website to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.
     Section 4.22 Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Parent Reports filed prior to the date of this Agreement, (ii) are referred to in Section 4.22 of the Parent Disclosure Schedule, (iii) were incurred since September 30, 2010 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.23 Certain Contracts.
          (a) Section 4.23 of the Parent Disclosure Schedule contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the Parent Reports filed prior to the date of this Agreement) to which Parent or any Subsidiary of Parent is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, other than any such limitation that is not material to Parent and its Subsidiaries, taken as a whole, and will not be material to Parent and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of $50 million, with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement, other than agreements among Parent and/or its wholly-owned Subsidiaries, for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent or the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 4.23(a), whether or not included as an exhibit to any Parent Report or included in Section 4.23 of the Parent Disclosure Schedule, is referred to herein as a “Parent Material Contract,” and for purposes of Section 5.1 and the bringdown of Section 4.23(b) pursuant to Section 6.2, “Parent Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.
          (b) Each Parent Material Contract is, to the knowledge of Parent, in full force and effect, and Parent and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Parent Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Parent Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Parent, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Parent Material Contract or (y) has received written notice of the desire of the other party or parties to any such Parent Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Parent Material Contract or permit any other party to a Parent Material Contract to exercise rights adverse to Parent. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a Parent Material Adverse Effect.
     Section 4.24 Capital Expenditure Program. As of the date of this Agreement, Section 4.24 of the Parent Disclosure Schedule accurately sets forth in all material respects, for each of Parent’s construction, repair, modification, life extension, overhaul or conversion capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2011 on a quarterly basis, as previously provided to the Company. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of Parent at September 30, 2010 included in the Parent Reports (excluding capitalized interest on such newbuilds), together with the projected capital expenditures for such newbuilds previously provided to the Company, equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.
     Section 4.25 Derivative Transactions.
          (a) Section 4.25 of the Parent Disclosure Schedule contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement.
          (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties that Parent believed at the time, and still believes, to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; and (ii) Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
     Section 4.26 Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Since January 1, 2009, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     Section 4.27 Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Parent Benefit Plans described in Section 4.11 of the Parent Disclosure Schedule and Parent Material Contracts listed in Section 4.23 of the Parent Disclosure Schedule or in the exhibit list of a Parent Report), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2009 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.
     Section 4.28 Disclaimer.
          (a) Except for the representations and warranties contained in this Article 4 of this Agreement, the Company acknowledges that none of Parent, Delaware Sub or Merger Sub or any other Person on their behalf makes any other express or implied representation or warranty with respect to Parent, Delaware Sub or Merger Sub with respect to any other information provided to the Company. Without limiting the generality of the foregoing, none of Parent, Delaware Sub or Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or use by the Company of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
          (b) In connection with investigation by the Company of Parent and its Subsidiaries, the Company has received or may receive from Parent and/or Parent’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. The Company acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Company is familiar with such uncertainties, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, the Company shall have no claim against anyone with respect thereto. Accordingly, the Company acknowledges that Parent makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).
ARTICLE 5
COVENANTS
     Section 5.1 Conduct of Company and Parent Business. Prior to the Effective Time, except as set forth in the Parent Disclosure Schedule or the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement or as required by Applicable Laws (provided that the party proposing to take such action has provided the other party with advance notice of the proposed action to the extent practicable), unless the other party has consented in writing thereto, each of Parent and the Company:
          (a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;
          (b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill (except that any of its wholly owned Subsidiaries may be merged with or into, or be consolidated with any of its wholly owned Subsidiaries or may be liquidated into it or any of its wholly owned Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;
          (c) shall not amend, in the case of the Company, its Certificate of Incorporation or Bylaws or, in the case of Parent, its Articles of Association;

          (d) in the case of Parent, shall not permit or allow Delaware Sub to amend its Certificate of Incorporation or Bylaws or Merger Sub to amend its Certificate of Formation or Limited Liability Company Agreement and shall not take, or permit or allow Delaware Sub to take, any action that is reasonably likely to cause Delaware Sub to be rendered insolvent or to materially reduce its net assets;
          (e) shall (i) promptly notify the other of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Parent Material Contract or Company Material Contract, as applicable (or communications received from third parties indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (ii) give prompt notice to the other of any change, occurrence, effect, condition, fact, event, or circumstance known to such party that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Material Adverse Effect on such party; provided, however, that (x) no unintentional failure by Parent to provide a required notice under this Section 5.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 6.2(ii) or Section 6.2(iii) shall result in a failure of the condition set forth in Section 6.2(i), and (y) no unintentional failure by the Company to provide a required notice under this Section 5.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 6.3(ii) or Section 6.3(iii) shall result in a failure of the condition set forth in Section 6.3(i);
          (f) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, other than those filed via the SEC’s EDGAR system;
          (g) shall not and shall cause each of its Subsidiaries not to, (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights or vesting of other equity-based awards existing on the date hereof and disclosed in Section 5.1(g)(i) of the Parent Disclosure Schedule, in the case of Parent, or except pursuant to the exercise of warrants, conversion rights, Company Stock Options and other contractual rights or the vesting of Company Restricted Stock Awards or Company RSU Awards outstanding on the date hereof and disclosed in Section 5.1(g) of the Company Disclosure Schedule, in the case of the Company, or pursuant to the exercise or vesting of awards granted after the date hereof and expressly permitted under this Agreement or in connection with transactions permitted by Section 5.1(j), issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its capital shares of any class or of any other such securities or agreements of such party or any of its Subsidiaries, or adjust, split, combine or reclassify any capital shares or other equity interests or otherwise change its capitalization as it existed on the date hereof (other than intercompany transactions relating to securities of wholly owned Subsidiaries effected by a party and/or one or more of its wholly owned Subsidiaries), other than grants of Parent Options or other awards or Company Stock Options or other awards, as the case may be, to new hires or promoted employees in the ordinary course of business consistent with past practice and in accordance with Section 5.1(g)(i) of the Parent Disclosure Schedule, in the

case of Parent, or Section 5.1(g) of the Company Disclosure Schedule, in the case of the Company; (ii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any of its capital shares existing or outstanding on the date hereof; (iii) with respect to any of its former, present or future employees, increase any compensation or benefits, or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practice; (iv) with respect to any of its former, present or future officers (at the vice president level or above) or directors, increase any compensation or benefits or enter into, amend or extend (or permit the extension of) any employment or consulting agreement; (v) adopt any new employee benefit plan (or any award grant thereunder) or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by Applicable Laws) any existing employee benefit plan or agreement in any material respect, except for changes which are less favorable to participants in such plans or the holder of any such agreement or which are deemed necessary to comply with Section 409A of the Code; (vi) except as approved by good faith action of the Board of Directors of such party after the party has provided the other parties with advance written notice of the proposed action and consulted in advance with the other parties regarding such action, terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the Merger; or (vii) in the case of the Company, permit any holder of an option or other equity-based award to acquire shares of Company Common Stock outstanding on the date hereof to have shares withheld upon the applicable taxable event, for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding, or otherwise required to satisfy the withholding requirements under the Company’s policy with respect to foreign tax obligations;
          (h) shall not and shall cause each of its Subsidiaries not to, (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital stock, whether payable in cash, stock or any other property or right (other than a dividend, distribution or payment from a direct or indirect wholly owned Subsidiary to that party and/or one or more of its direct or indirect wholly owned Subsidiaries or, in the case of Parent, its regular quarterly dividend of $0.35 per Class A Ordinary Share) or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries (other than wholly owned Subsidiaries but including, in the case of Parent, Delaware Sub), or any other securities or agreements of the type described in Section 5.1(g)(i), except (1) as required by the terms of any capital stock of, or other equity interests in, such party or any of its Subsidiaries outstanding on the date of this Agreement and described in Section 5.1(h)(ii)(1) of such party’s Disclosure Schedule, (2) as contemplated by any Parent Benefit Plan or the Company Benefit Plan, as the case may be, existing on the date of this Agreement and described in Section 5.1(h)(ii)(2) of such party’s Disclosure Schedule or (3) in the case of the Company, as contemplated by any employment agreement of the Company existing on the date of this Agreement and described in Section 5.1(h)(ii)(3) of the Company Disclosure Schedule;
          (i) shall not, and shall cause each of its Subsidiaries not to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are individually or in the aggregate material to it and its Subsidiaries as a whole except for (i) sales of surplus equipment, (ii) sales of other assets in the ordinary course of business, or (iii) sales, leases or other transfers between such party and its wholly-owned Subsidiaries or between those Subsidiaries;
          (j) shall not, and shall cause each of its Subsidiaries not to, except pursuant to contractual commitments in effect on the date hereof and disclosed in Section 5.1(j) of the Parent Disclosure Schedule or Section 5.1(j) of the Company Disclosure Schedule, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case (i) for an aggregate consideration for all such acquisitions in excess of $25 million (excluding acquisitions approved in writing by each party and intercompany acquisitions effected by Parent and/or one of Parent’s wholly owned Subsidiaries or by the Company and/or one of the Company’s wholly owned Subsidiaries) or (ii) where a filing under the HSR Act or any non-U.S. Antitrust Laws is required;
          (k) shall not, except as may be required as a result of a change in GAAP, change any of the material accounting principles or practices used by it;
          (l) shall, and shall cause each of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;
          (m) shall not, and shall cause each of its Subsidiaries not to, (i) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or (iii) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Laws;
          (n) shall not, and shall cause each of its Subsidiaries not to, (i) incur any indebtedness for borrowed money (excluding intercompany indebtedness effected by Parent and/or one of Parent’s wholly owned Subsidiaries or by the Company and/or one of the Company’s wholly owned Subsidiaries) in excess of, in the case of Parent, the amount of available borrowing capacity existing from time to time under Parent’s existing revolving credit facility described in the Parent Reports filed prior to the date of this Agreement and the amounts contemplated by the Financing and, in the case of the Company, the amount of available borrowing capacity existing from time to time under the Company’s existing revolving credit facility described in the Company Reports as filed prior to the date of this Agreement, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its Subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property in connection with any indebtedness thereof (other than Permitted Liens) or (iii) make or commit to make aggregate capital expenditures in excess of $50 million per quarter for each quarter from the date of this Agreement to the Effective Time over the capital expenditures forecast disclosed in Section 4.24 of the Parent Disclosure Schedule or Section 3.24 of the Company Disclosure Schedule for such quarter, excluding capital expenditures to repair or replace equipment necessary to continue operation on any drilling unit in a manner consistent with the operation of such drilling unit as of the date of this Agreement;
          (o) shall not, and shall cause each of its Subsidiaries not to, purchase or otherwise acquire any Class A Ordinary Shares, Parent ADSs or shares of Company Common Stock except transactions in the ordinary course by or pursuant to Parent Benefit Plans or Company Benefit Plans, respectively;
          (p) (i) shall not, and shall cause each of its Subsidiaries not to, take any action that would, or would reasonably be expected to, prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; and (ii) subject to Section 5.4, shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;
          (q) shall not, and shall cause each of its Subsidiaries not to, mortgage, pledge, hypothecate, grant any security interest in any of its assets, or otherwise subject any of its assets to any other Lien other than a Parent Permitted Lien or a Company Permitted Lien, as the case may be;
          (r) shall (i) not agree or commit, in writing or otherwise, to take any of the foregoing actions and (ii) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of the foregoing actions that refer to Subsidiaries; and
          (s) unless in the good faith opinion of its Board of Directors, after consultation with its outside legal advisors, the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) during such period shall enforce, to the fullest extent permitted under Applicable Law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction.
     Section 5.2 No Solicitation by the Company.
          (a) The Company agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any officers, directors, employees, agents or representatives of the Company or any of its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “Company Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such Company Representative from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a tender or exchange offer, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of the Company and its Subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of the Company, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of the Company’s voting securities is issued to a third party or its stockholders (any such inquiry, proposal or offer being hereinafter referred to as a “Company Acquisition Proposal”), or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a Company Acquisition Proposal, or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal, (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement dated December 18, 2010, between Parent and the Company (the “Confidentiality Agreement”) (provided that such agreement may allow the counterparty thereto to make a Company Acquisition Proposal to the Company’s Board of Directors in connection with the negotiation and discussions permitted by this Section 5.2) and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.2) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes, or could reasonably be expected to result in, a Company Superior Proposal, to the extent the Board of Directors of the Company, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company or any committee thereof may make a Company Adverse Recommendation Change in accordance with Section 5.3(d). For the purposes of making a Company Superior Proposal determination pursuant to this Section 5.2(a), it is understood that such determination necessarily will (i) be based on limited information compared to the determination made for purposes of Section 7.3(b), (ii) require assumptions that shall be made in the good faith judgment of the Company Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a Company Superior Proposal determination made for purposes of Section 7.3(b). For the avoidance of doubt, it is understood that a Company Superior Proposal determination made for purposes of this Section 5.2(a) shall not constitute a Company Superior Proposal determination for any other purpose under this Agreement (except for Section 7.5(a)(i)(A)(1)(a)) and shall not by itself constitute a Company Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this Section 5.2 by any Subsidiary of the Company or the Company Representatives shall be deemed to be a breach of this Section 5.2 by the Company.

          (b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, the Company will notify Parent orally and in writing of any request for information from any Person that has made a Company Acquisition Proposal (or has indicated to the Company that it is seeking such information in contemplation of making a Company Acquisition Proposal) or the receipt of any Company Acquisition Proposal or any inquiry with respect to a Company Acquisition Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such Company Acquisition Proposal, and the material terms and conditions of any Company Acquisition Proposal. The Company will (i) keep Parent reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any Company Acquisition Proposals, (ii) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Acquisition Proposal or sent or provided by the Company to any third party in connection with any Company Acquisition Proposal and (iii) provide or make available to Parent any material nonpublic information concerning the Company or any of its Subsidiaries that is provided to the Person making such Company Acquisition Proposal which was not previously provided or made available to Parent as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 5.2 shall be given by facsimile or electronic mail with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by the Company to comply with any notice or delivery requirement set forth in this Section 5.2 shall constitute a breach of this Section 5.2 unless such failure is intentional or materially prejudicial to Parent.
          (c) Without limiting the ability to terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s), nothing in this Section 5.2 shall permit the Company to enter into any agreement with respect to a Company Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 7.3(b)), the Company shall not enter into any agreement with any Person that provides for, constitutes or relates to, a Company Acquisition Proposal, other than a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Company Acquisition Proposal to the Company’s Board of Directors in connection with the negotiation and discussions permitted by this Section 5.2) and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.2 and an executed copy of which shall be promptly (and in any event within 24 hours) provided to Parent.
          (d) For purposes hereof:
          (i) “Company Adverse Recommendation Change” means to (A) withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Board of Directors of the Company or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal; and
          (ii) “Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal with respect to all the outstanding Company Common Stock or all or substantially all the assets of the Company that, in the good faith judgment of the Board of Directors of the Company, taking into account the likelihood of financing, stockholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Merger.
     Section 5.3 Meetings of Shareholders to Consider the Merger.
          (a) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Parent shall submit the delivery of Parent ADSs in the Merger to its shareholders, whether or not the Board of Directors of Parent or the Company, as the case may be, withdraws, modifies or changes its recommendation and declaration regarding the foregoing matters (whether or not permitted by the terms of this Agreement).
          (b) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, the Company shall submit the adoption of this Agreement to its stockholders, whether or not the Board of Directors of the Company withdraws, modifies or changes its recommendation and declaration regarding the foregoing matter (whether or not permitted by the terms of this Agreement).
          (c) Parent, through its Board of Directors, shall recommend approval of the delivery of Parent ADSs in the Merger, and shall, subject to its fiduciary duties, solicit from its shareholders proxies in favor of such matters; provided, however, that the Board of Directors of Parent may at any time prior to the Cutoff Date make a Parent Adverse Recommendation Change, if (i) in the good faith opinion of such Board of Directors the failure to do so would be inconsistent with its fiduciary obligations, (ii) the Board of Directors of Parent provides the Company with at least two Business Days’ prior written notice of its intention to make a Parent Adverse Recommendation Change and specifying the material events giving rise thereto, (iii) during such two Business Day period, Parent shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Company may propose so as to enable the Board of Directors of Parent to proceed with its recommendation to approve the delivery of Parent ADSs in the Merger and (iv) at the end of such two Business Day period, the Board of Directors of Parent maintains its determination that failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of this Agreement). If, within 10 Business Days prior to the scheduled meeting date, the Board of Directors of Parent determines that failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations, Parent shall be permitted to adjourn or postpone the Parent shareholders meeting (including any postponements or adjournments thereof) for up to 10 Business Days.

          (d) The Company, through its Board of Directors, shall recommend adoption of this Agreement, and, subject to its fiduciary duties, solicit from its stockholders proxies in favor of such matter; provided, however, that the Board of Directors of the Company may at any time prior to the Cutoff Date make a Company Adverse Recommendation Change, if (i) in the good faith opinion of such Board of Directors the failure to do so would be inconsistent with its fiduciary obligations, (ii) the Board of Directors of the Company provides Parent with at least two Business Days’ prior written notice of its intention to make a Company Adverse Recommendation Change and specifying the material events giving rise thereto, (iii) during such two Business Day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose so as to enable the Board of Directors of the Company to proceed with its recommendation of the adoption this Agreement and (iv) at the end of such two Business Day period, the Board of Directors of the Company maintains its determination that failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations (after taking into account any proposed modifications to the terms of this Agreement). If, within 10 Business Days prior to the scheduled meeting date, the Board of Directors of the Company determines that failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations, the Company shall be permitted to adjourn or postpone the Company stockholders meeting (including any postponements or adjournments thereof) for up to 10 Business Days.
          (e) Parent and the Company shall use their reasonable best efforts to hold the Parent shareholders meeting and the Company stockholders meeting on the same day and as soon as reasonably practicable after the date of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Parent or the Company may adjourn or postpone the Parent shareholder meeting or the Company stockholder meeting, as applicable, (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus is provided to its shareholders sufficiently in advance of the vote to be held at such meeting, (ii) to solicit additional proxies for the purpose of obtaining the Parent Shareholder Approval or the Company Stockholder Approval, as applicable, or (iii) for an absence of a quorum.
     Section 5.4 Filings; Reasonable Best Efforts, Etc.
          (a) Subject to the terms and conditions herein provided, Parent and the Company shall:
          (i) make their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws (“Non-U.S. Antitrust Laws”) to be made pursuant to Section 6.1(b) and shall share equally all filing fees incident thereto, which filings shall be made promptly, and which filings as required under the HSR Act and the antitrust, trade and competition laws of the jurisdictions set forth on Section 5.4(a) of the Company Disclosure Schedule shall be made in not more than 15 Business Days from the date hereof, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws;
          (ii) use their reasonable best efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with,

and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States, the several states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Parent Material Adverse Effect or a Company Material Adverse Effect;
          (iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Entity and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity;
          (iv) not agree to participate in any meeting or material discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or discussion;
          (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or members or any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; and
          (vi) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including any filings necessary or appropriate under the provisions of the HSR Act or any applicable Non-U.S. Antitrust Laws.
          (b) Without limiting Section 5.4(a), but subject to Section 5.4(c), Parent and the Company shall:
          (i) each use reasonable best efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and
          (ii) each use reasonable best efforts to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.
          (c) Nothing in this Agreement shall require Parent or the Company to take any Competition Action to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to the HSR Act, Non-U.S. Antitrust Laws, or other U.S. or non-U.S. antitrust, competition or premerger notification trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceedings relating to Antitrust Laws. For purposes of this Agreement, “Competition Action” means, with respect to Parent or the Company, to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, in each case other than dispositions, limitations or consents, commitments or agreements which in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and which, in the reasonable good faith judgment of both Parent and the Company, in each such case do not and are not reasonably likely to individually or in the aggregate have either a Parent Material Adverse Effect or a Company Material Adverse Effect. Notwithstanding anything contained in this Agreement to the contrary, neither Parent nor the Company shall take or agree to take any Competition Action without the prior written agreement of the other.
     Section 5.5 Inspection. From the date hereof to the Effective Time, each of Parent and the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent or the Company, as the case may be, access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business, affairs and legal compliance of Parent and the Company and their respective Subsidiaries, including inspection of such properties, and will instruct each of their respective employees, counsel and financial advisors to cooperate with the Company or Parent, as the case may be, in its investigation of the business of Parent or the Company, respectively; provided that no investigation pursuant to this Section 5.5 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law, which constitutes information protected by attorney/client or other applicable privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Parent and the Company agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 5.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 5.5 shall be governed by the Confidentiality Agreement.
     Section 5.6 Publicity. The parties will use reasonable best efforts to consult with each other before issuing any press release or public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

     Section 5.7 Registration Statements.
          (a) Each of Parent and the Company shall cooperate and promptly prepare, and Parent shall file with the SEC, as soon as practicable, a registration statement on Form S-4 (the “Form S-4”) under the Securities Act, with respect to the Parent ADSs (and Class A Ordinary Shares represented thereby) deliverable in connection with the Merger, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the shareholders of Parent and of the Company in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”). To the extent necessary, Parent shall cause the ADS Depositary to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement, or a post-effective amendment thereto, as applicable, on Form F-6 (the “Form F-6”) with respect to the Parent ADSs deliverable in connection with the Merger. The respective parties will cause the Proxy Statement/Prospectus, the Form S-4 and the Form F-6 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 and the Form F-6 declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary non-U.S., state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 and the Form F-6 have become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs (or the Class A Ordinary Shares represented thereby) deliverable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus, the Form S-4 or the Form F-6 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.
          (b) Parent and the Company shall each use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.
          (c) Each of Parent and the Company shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of shareholders of Parent and the Company, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d)      (i) In the event that Parent determines in its reasonable discretion that it is necessary or advisable to deliver a prospectus to residents of the United Kingdom pursuant to the UK prospectus rules made by the UK Listing Authority (“UKLA”) under Part VI of UK FSMA (such rules the “UK Prospectus Rules”), as promptly as practicable thereafter, but in no event later than the initial filing of the Form S-4, Parent shall prepare and file with the UKLA for its approval a draft copy of such prospectus (the “Parent UK Prospectus”), and Parent shall cause the Parent UK Prospectus to comply as to form and substance in all material respects with the requirements of all applicable laws. The Company shall prepare and furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Parent UK Prospectus, including, without limitation, by supplying all such information, procuring such financial statements and audit reports thereon in accordance with the UK Prospectus Rules, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA or otherwise for the purposes of complying with the UK Prospectus Rules and obtaining the approval of the UKLA. To the extent that Parent determines to proceed with such a prospectus, Parent shall use reasonable best efforts to obtain formal approval of the Parent UK Prospectus by the UKLA concurrently with the effectiveness of the registration statement on Form S-4, including, without limitation, by supplying all such information, procuring such financial statements and audit reports thereon in accordance with the UK Prospectus Rules, giving all such undertakings, executing all such documents and doing or procuring to be done all such things as may be necessary or required by the UKLA or otherwise for the purposes of complying with the UK Prospectus Rules and obtaining the approval of the UKLA. As promptly as practicable after the Parent UK Prospectus is approved by the UKLA and, in any event, no later than the time that the Proxy Statement/Prospectus is provided to its stockholders, the Company shall cause the Parent UK Prospectus to be mailed or delivered or otherwise made available to the record and beneficial stockholders of the Company resident in the United Kingdom, and Parent shall publish it in accordance with applicable law.
             (ii) The Company and its counsel shall be given a reasonable opportunity to review and comment on any such Parent UK Prospectus and any amendments or supplements thereto (in each case prior to the publication thereof) and Parent will in good faith take into account any reasonable comments made by, or reasonable requests of, the Company and its counsel. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Parent UK Prospectus has been approved by the UKLA or any supplementary prospectus has been filed or (ii) any comments, responses or requests from the UKLA relating to the Parent UK Prospectus.
             (iii) The information supplied by the Company for inclusion in any such Parent UK Prospectus and any announcement to any regulatory information service in connection with the Parent UK Prospectus shall not at the time the Parent UK Prospectus is first mailed to stockholders of the Company and is first published and at the time of the meeting of the stockholders of the Company, and in the case of any such announcement at the time it is provided by the Company to the Parent, contain any statement, promise or forecast which is misleading, false or deceptive in a material particular, conceal any material facts or create a false or misleading impression. For the purposes of Parent complying with the UK Prospectus Rules, the Company shall promptly advise Parent upon becoming aware of any significant new factor, material mistake or inaccuracy relating to the information concerning the Company which should be disclosed to enable the stockholders of the Company to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of Parent following the Merger.
     Section 5.8 Listing Application. Parent shall promptly prepare and submit to the NYSE a listing application covering the Parent ADSs deliverable in connection with the Merger and to obtain, prior to the Effective Time, approval for the listing of such Parent ADSs, subject to official notice of issuance.
     Section 5.9 Rule 16b-3 Approval. The Board of Directors of Parent or a committee thereof, at or prior to the Effective Time, shall adopt resolutions specifically approving, for purposes of Rule 16b-3 (“Rule 16b-3”) under the Exchange Act, the receipt, pursuant to Section 2.1, of Parent ADSs and Class A Ordinary Shares represented thereby, and of options or other rights (to the extent provided in this Agreement) to acquire Parent ADSs and Class A Ordinary Shares represented thereby, by executive officers of the Company who become executive officers of Parent subject to Rule 16b-3.
     Section 5.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 5.11, Section 5.13 and Section 7.5 otherwise provide, (ii) that Parent and the Company shall share equally (A) the fees incident to the filings referred to in Section 5.4(a)(i), (B) the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing and mailing the Proxy Statement/Prospectus, (C) the UKLA and other filing fees incident to the Parent UK Prospectus and the costs and expenses associated with printing and mailing the Parent UK Prospectus, if such Parent UK Prospectus is required pursuant to Section 5.7(d), and (D) the fees associated with the NYSE listing referred to in Section 5.8, and/or (iii) as otherwise agreed in writing by the parties.
     Section 5.11 Indemnification and Insurance.
          (a) From and after the Effective Time, Parent and the Surviving Entity shall indemnify, defend and hold harmless to the fullest extent permitted under Applicable Law each Person who is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary thereof) and each Person who served at the request of the Company as a director, officer, trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an “Action”), (i) Parent and the Surviving Entity shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent and the Surviving Entity, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Law and, if required, upon receipt of any undertaking required by Applicable Law, and (ii) Parent and the Surviving Entity will cooperate in the defense of any such matter; provided, however, Parent and the Surviving Entity shall not be liable for any settlement effected without their written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Parent and the Surviving Entity shall not be obligated pursuant to this Section 5.11 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.
          (b) The rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in the Company’s Certificate of Incorporation and Bylaws of the indemnitees specified therein with respect to matters occurring through the Effective Time, shall survive the Merger for a period of not less than six years and shall not be amended during such period.
          (c) At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a “tail” directors’ and officers’ liability insurance policy covering for at least six years after the Effective Time the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by the Company’s existing directors’ and officers’ liability insurance policies on terms no less advantageous to the Indemnified Parties than such existing insurance with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If the Company does not purchase such a policy, then for a period of six years after the Effective Time, Parent and the Surviving Entity shall cause to be maintained officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by the Company’s existing officers’ and directors’ liability insurance policies on terms no less advantageous to the Indemnified Parties than such existing insurance, provided that Parent and the Surviving Entity shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof (the amount of which premium is set forth in Section 5.11(c) of the Company Disclosure Schedule), but in such case shall purchase as much coverage as reasonably practicable for such amount. In either case, Parent and the Surviving Entity will maintain such policies in full force and effect and honor the obligations thereunder.
          (d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Certificate of Incorporation, Bylaws or comparable organizational documents of the Company or any of its Subsidiaries, as applicable, under Applicable Law or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.
          (e) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.11.

          (f) From and after the Effective Time, Parent shall cause the directors of Parent designated by the Company pursuant to Section 1.5 to be covered by the directors’ and officers’ liability insurance to the same extent and on the same terms and conditions as such insurance coverage may be provided from time to time for Parent’s other directors.
     Section 5.12 Employee Matters.
          (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Entity or any employing Subsidiary to, provide any person employed by the Company or any of its Subsidiaries as of the day immediately prior to the Effective Time (the “Affected Employees”) employee benefits that are no less favorable in the aggregate than those provided by the Company (with the exception of the Company ESPP and its supplemental executive retirement plans) immediately prior to the Effective Time or, in the sole discretion of Parent, those provided by Parent or its Subsidiaries to similarly situated employees of Parent or its applicable Subsidiary. From and after the Effective Time, with respect to the year ended December 31, 2011, Affected Employees shall be eligible to participate in such annual bonus plans as are sponsored by Parent or its Subsidiaries for similarly situated employees of Parent or the applicable Subsidiary and shall have a bonus opportunity under such plan that is no less than that of similarly situated employees of Parent or the applicable Subsidiary who are eligible to participate in such plan but only with respect to the portion of the calendar year in which such Affected Employees are employees of Parent or its Subsidiaries. From and after the Effective Time, the Affected Employees who are working for the Company or any of its Subsidiaries in the United States will continue to be considered to be employees at will pursuant to the applicable employment at-will laws or doctrines, subject to any express written agreement to the contrary with such employee, and the Affected Employees who are working for the Company or any of its Subsidiaries outside the United States will remain on his or her terms of employment in place immediately prior to the Effective Time. For the sake of clarity, Parent or its Subsidiaries shall have no obligation to continue to employ or engage the Affected Employees following the Effective Time other than obligations in accordance with Applicable Law or collective bargaining contracts. From and after the Effective Time, Parent shall honor, and shall cause the Surviving Entity to honor, each compensation and benefit arrangement listed in Section 5.12(a) of the Company Disclosure Schedule and to perform the obligations of the Company thereunder. For the avoidance of doubt, nothing in this Agreement shall be considered a contract between Parent and its Subsidiaries and any of the Affected Employees or consideration for, or inducement with respect to, any such employee’s continued employment.
          (b) With respect to each Affected Employee, Parent shall credit, or cause its Subsidiaries to credit, the period of employment and service recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time (for purposes of its corresponding plans, programs, policies or similar employment-related arrangements) to have been employment and service with Parent or any of its Subsidiaries for purposes of determining the Affected Employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria) and vesting (but not benefit accrual for any purpose other than vacation pay, severance and termination pay, sick leave, post-retirement health coverage and satisfaction of early retirement criteria) under all employee benefit plans, programs, policies or similar employment related arrangements of Parent and its Subsidiaries in which the Affected Employee is eligible to participate; provided, however, no such credit shall be provided to the extent that it would result in a duplication of credit or benefits, and nothing in this Section 5.12 shall be interpreted to provide any right to Affected Employees to participate in Parent’s equity incentive plans at the same level as Affected Employees may have participated in Company’s equity incentive plans. Parent shall waive, and to the extent necessary to effect the terms hereof, shall use its best efforts to cause the relevant insurance carriers and other third parties to waive, any restrictions and limitations for medical conditions existing as of the Effective Time of those Affected Employees and their dependents who were covered immediately prior to the Effective Time under a group health plan maintained by Parent or the Company, but only to the extent that such medical condition would be covered by Parent’s group health plan if it were not a pre-existing condition and only to the extent that such limitations would not have applied under Parent or the Company’s group health plan prior to the Effective Time. Further, Parent shall offer, or cause its Subsidiaries to offer, at the Effective Time to each Affected Employee coverage under a group health plan (as defined in Section 5000(b)(1) of the Code) which credits such Affected Employee towards the deductibles, coinsurance and maximum out-of-pocket provisions imposed under such group health plan, for the year during which the Effective Time (or such later date as the Affected Employees participate in such group health plan) occurs, with any applicable expenses already incurred during such year under Parent’s or the Company’s group health plan.
          (c) Prior to the Effective Time, Parent and the Company will cooperate in good faith to establish a process to promptly integrate the Parent Benefit Plans and the Company Benefit Plans following the Effective Time.
          (d) The Company shall establish a date before the Effective Time as the final purchase date under the terms of the Company’s Employee Stock Purchase Plan (the “Company ESPP”), and shall cause all accumulated cash balances credited to the account of each participant in the Company ESPP on such final purchase date to be applied to purchase the number of shares of Company Common Stock that could be purchased with such amounts on such date pursuant to the Company ESPP. Each participant who would otherwise have been entitled to receive a fractional share of Company Common Stock, after giving effect to the purchase of Company Common Stock contemplated by this Section 5.12(d), shall receive, in lieu thereof, a cash disbursement (without interest) of such participant’s contributions credited to his or her account and not applied to such purchase. The Company shall take any and all actions necessary or appropriate, including notification to the affected participants of the new purchase date and termination of the Company ESPP, to cause the Company ESPP to terminate on such final purchase date, after giving effect to the purchases of Company Common Stock contemplated by this Section 5.12(d), and shall not thereafter offer any plan, program or arrangement for the purchase of shares of Company Common Stock by means of payroll deductions.
          (e) Except with respect to offers of employment to prospective new employees in the ordinary course of business consistent with past practices, the Company shall not make, and shall cause its Subsidiaries not to make, any representations or promises, oral or written, to any of their employees concerning continued employment following the Effective Time, or the terms and conditions of that employment, except in writing with the prior written consent of Parent.

          (f) Notwithstanding the foregoing, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Parent Benefit Plan, Company Benefit Plan or compensation or benefit plan, program or arrangement of Parent or its Subsidiaries, or shall limit the right of Parent, the Company or any of their Subsidiaries, to amend, terminate or otherwise modify any such plan, program or arrangement. In the event that (i) a party other than Parent, the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan or arrangement, and (ii) such provision is deemed to be an amendment to such plan, program or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.
          (g) For the avoidance of doubt, Parent deems that the Merger and the transactions contemplated by this Agreement constitute a change of control of the Company with respect to the plans, agreements and arrangements specified in Section 5.12(g) of the Company Disclosure Schedule.
     Section 5.13 Financing.
          (a) Parent has delivered to the Company true and correct copies of an executed debt commitment letter and related term sheet and fee letter (redacted for confidential terms) (collectively, the “Financing Commitments”) with Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to provide Parent with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated hereby (such loans and any financing arrangements or securities offerings to supplement or supersede such loans, as the context requires, the “Financing”). “Financing Sources” means Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., and their respective affiliates, and any other entities that have committed or will commit to provide or arrange the Financing. To the knowledge of each party, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a material breach by any party hereto or failure to satisfy a condition precedent set forth in the Financing Commitments. Notwithstanding anything in this Agreement to the contrary, the Financing Commitments may be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by new Financing Commitments, including financing commitments from one or more additional or other parties, in accordance with this Section 5.13 (the “New Financing Commitments”); provided, however, that, without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), any such New Financing Commitments shall not (A) reduce the aggregate amount of the Financing (except to the extent of any proceeds of any securities offering of Parent or one of its Subsidiaries after the date hereof), (B) add new (or modify, in a manner materially adverse to Parent, any existing) conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Commitments or the Definitive Financing Agreements or (C) prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. In such event, the term “Financing Commitments” as used herein shall be deemed to include the New Financing Commitments to the extent then in effect.

Parent shall deliver to the Company copies of any such New Financing Commitments as promptly as practicable (and no later than one Business Day) after execution thereof.
          (b) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Commitments or terms more favorable (taken as a whole) to Parent. Parent shall use its reasonable best efforts (consistent with the terms and obligations of each party under this Agreement) to (i) maintain in effect the Financing Commitments (unless superseded with New Financing Commitments), (ii) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (including any “flex” provisions therein) (the “Definitive Financing Agreements”) and execute and deliver to the Company a copy thereof as promptly as practicable (and no later than one Business Day) after such execution, (iii) satisfy on a timely basis all conditions applicable to the Financing in the Financing Commitments or Definitive Financing Agreements, as applicable, and comply with its obligations thereunder, and (iv) consummate the Financing at or prior to the Closing. Parent shall give the Company prompt notice upon becoming aware of any termination of the Financing Commitments. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. In the event that either party becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Commitments, that party shall promptly (but in any event not later than one Business Day after becoming aware thereof) notify the other parties and Parent shall use its reasonable best efforts (and the Company shall provide such assistance as Parent may reasonably request) to arrange as promptly as practicable any such portion from alternative sources on terms and conditions which would not have any of the effects specified in clauses (A), (B), and/or (C) of Section 5.13(a). Parent shall give the Company prompt oral and written notice (but in any event not later than one Business Day after the occurrence thereof) of (1) any breach or default by any party to the Financing Commitments or Definitive Financing Agreements, and (2) the receipt of any written notice or other written communication from any financing source with respect to any (x) breach, default, termination or repudiation by any party to the Financing Commitments or Definitive Financing Agreements or any provision thereof or (y) dispute or disagreement between or among any parties to the Financing Commitments or Definitive Financing Agreements. Parent shall take and shall use reasonable best efforts to cause its Subsidiaries, and shall cause each of its and their respective representatives, including legal and accounting, to take all actions reasonably necessary in connection with the Financing. At the reasonable request of Parent, the Company shall provide, and shall use reasonable best efforts, consistent with the terms of and the obligations of each party under this Agreement, to cause its Subsidiaries, and shall cause each of its and their respective representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the Financing. In performing its respective foregoing obligations under this Section 5.13, each of Parent, Parent’s Subsidiaries, the Company and the Company’s Subsidiaries shall use its reasonable best efforts to (i) provide reasonably required information relating to that party and its Subsidiaries to the Financing Sources and other prospective lenders, investors, underwriters or initial purchasers providing or arranging the Financing, (ii) cause its senior management and advisors to participate in meetings, drafting sessions and due diligence sessions in connection with the Financing, including meetings with prospective lenders, investors and representatives of ratings agencies, (iii) assist in the preparation of (A) any offering documents, bank information memorandum, prospectuses and similar documents and information material for any portion of the Financing within thirty days of the date of this Agreement and thereafter, and (B) materials for rating agency presentations, including execution and delivery of customary representation letters in connection with bank information memoranda, (iv) reasonably cooperate with the marketing efforts for any portion of the Financing, including any commercially reasonable efforts to ensure that any syndication effort benefits from any existing banking relationship, (v) execute and deliver (or use reasonable best efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or obtain from its advisors), customary certificates (including a certificate of the principal financial officer of Parent, the Company or any Subsidiary of Parent or the Company with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions, surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably necessary in connection with the Financing, (vi) enter into one or more secured or unsecured credit or other agreements on terms satisfactory to Parent and that are reasonably necessary in connection with the Financing immediately prior to the Effective Time, (vii) as promptly as practicable, furnish the Financing Sources and, in the case of the Company and its Subsidiaries, Parent with all financial and other information, including projections, regarding Parent, the Company and their respective Subsidiaries as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act, (viii) provide the financial information required by the Financing Commitments, (ix) take all actions reasonably necessary in connection with any necessary pay off of existing indebtedness and the release of related Liens (including any necessary prepayment of the Company’s existing indebtedness on or prior to the Closing Date), and (x) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Financing, by Parent immediately following the Effective Time; provided, however, that no obligation of Parent or the Company or any of their respective Subsidiaries under any such agreement, certificate, document or instrument shall be required to be effective until the Effective Time and, other than commitment or underwriting fees and invoiced expenses with respect to the Financing Commitments, which Parent shall pay when due, none of Parent, the Company or any of their respective Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Effective Time.
          (c) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement and completion of the Financing and any information utilized in connection therewith, except with respect to information in respect of the Company and its Subsidiaries supplied by the Company specifically for inclusion or incorporation by reference therein.
     Section 5.14 Company Rights Agreement. Prior to the Effective Time, the Company’s Board of Directors shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Company Rights Agreement) necessary to cause the “Final Expiration Date” (as defined in the Rights Agreement) of the Company Rights to occur immediately prior to the Effective Time so that the Company Rights will expire immediately prior to the Effective Time. Other than (a)

with the prior written consent of Parent or (b) pursuant to, and immediately prior to, termination of this Agreement by the Company in compliance with Section 7.3(b), neither the Company’s Board of Directors nor the Company shall (i) take any other action to terminate the Company Rights Agreement, redeem the Company Rights, cause any person (other than Parent and its Affiliates) not to be or become an “Acquiring Person”, or otherwise amend the Company Rights Agreement in a manner adverse to Parent or its Affiliates or (ii) take any action so that the restrictions on business combinations set forth in Section 203 of the DGCL are not, except as provided in Section 3.29, applicable to any agreement, transaction or Person.
     Section 5.15 Deferred Prosecution Agreement. Effective as of the Effective Time, Parent agrees to be bound, and the Surviving Entity shall continue to be bound, by the obligations of the Company set forth in the Deferred Prosecution Agreement, dated November 4, 2010, between the Company and the U.S. Department of Justice, to the extent required thereby.
     Section 5.16 No Solicitation by Parent.
          (a) Parent agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any officers, directors, employees, agents or representatives of Parent or any of its Subsidiaries (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “Parent Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such Parent Representative from continuing to, directly or indirectly, solicit, initiate, encourage or participate in any discussions or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 20% or more of the assets, net revenues or net income of Parent and its Subsidiaries on a consolidated basis or 20% or more of any class of the voting securities of Parent, including any merger, consolidation, business combination, purchase or similar transaction in which 20% or more of Parent’s voting securities is issued to a third party or its shareholders (any such inquiry, proposal or offer being hereinafter referred to as a “Parent Alternative Proposal”), or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a Parent Alternative Proposal, or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent Parent or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Alternative Proposal, (B) prior to the Cutoff Date, providing information (pursuant to a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Parent Alternative Proposal to the Parent Board of Directors in connection with the negotiation and discussions permitted by this Section 5.16) and which does not contain terms that prevent Parent from complying with its obligations under this Section 5.16) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written Parent Alternative Proposal that the Board of Directors of Parent determines in good faith constitutes, or could reasonably be expected to result in, a Parent Superior Proposal, to the extent the Board of Directors of Parent, after consultation with its outside legal advisors, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, terminating, amending, modifying or waiving any provision of any agreement containing a standstill covenant to the extent permitted pursuant to Section 5.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of Parent or any committee thereof may make a Parent Adverse Recommendation Change in accordance with Section 5.3(c). For the purposes of making a Parent Superior Proposal determination pursuant to this Section 5.16(a), it is understood that such determination necessarily will (i) be based on limited information compared to the determination made for purposes of Section 7.4(c), (ii) require assumptions that shall be made in the good faith judgment of the Parent Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a Parent Superior Proposal determination made for purposes of Section 7.4(c). For the avoidance of doubt, it is understood that a Parent Superior Proposal determination made for purposes of this Section 5.16(a) shall not constitute a Parent Superior Proposal determination for any other purpose under this Agreement (except for Section 7.5(a)(iii)(C)(1)(a)), and shall not by itself constitute a Parent Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this Section 5.16 by any Subsidiary of Parent or the Parent Representatives shall be deemed to be a breach of this Section 5.16 by Parent.
          (b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, Parent will notify the Company orally and in writing of any request for information from any Person that has made a Parent Alternative Proposal (or has indicated to Parent that it is seeking such information in contemplation of making a Parent Alternative Proposal) or the receipt of any Parent Alternative Proposal or any inquiry with respect to a Parent Alternative Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such Parent Alternative Proposal, and the material terms and conditions of any Parent Alternative Proposal. Parent will (i) keep the Company reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any Parent Alternative Proposals, (ii) provide to the Company as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Parent from any third party in connection with any Parent Alternative Proposal or sent or provided by Parent to any third party in connection with any Parent Alternative Proposal and (iii) provide or make available to the Company any material nonpublic information concerning Parent or any of its Subsidiaries that is provided to the Person making such Parent Alternative Proposal which was not previously provided or made available to the Company as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 5.16 shall be given by facsimile or electronic mail with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by Parent to comply with any notice or delivery requirement set forth in this Section 5.16 shall constitute a breach of this Section 5.16 unless such failure is intentional or materially prejudicial to the Company.
          (c) Without limiting the ability to terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to the extent permitted pursuant to

Section 5.1(s), nothing in this Section 5.16 shall permit Parent to enter into any agreement with respect to a Parent Alternative Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 7.4(c)), Parent shall not enter into any agreement with any Person that provides for, constitutes or relates to, a Parent Alternative Proposal, other than a confidentiality agreement in reasonably customary form with terms at least as restrictive in all matters as the Confidentiality Agreement (provided that such agreement may allow the counterparty thereto to make a Parent Alternative Proposal to the Parent Board of Directors in connection with the negotiation and discussions permitted by this Section 5.16) and which does not contain terms that prevent Parent from complying with its obligations under this Section 5.16 and an executed copy of which shall be promptly (and in any event within 24 hours) provided to the Company.
          (d) For the purposes hereof:
          (i) “Parent Adverse Recommendation Change” means to (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Board of Directors of Parent or any such committee thereof of delivery of Parent ADSs in the Merger, this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Alternative Proposal; and
          (ii) “Parent Superior Proposal” means an unsolicited bona fide written Parent Alternative Proposal with respect to all the outstanding Class A Ordinary Shares or Parent ADSs or all or substantially all the assets of Parent that, in the good faith judgment of the Board of Directors of Parent, taking into account the likelihood of financing, shareholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Merger.
ARTICLE 6
CONDITIONS
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this Agreement (if capable of waiver having regard to and subject to Applicable Laws) at or prior to the Closing Date of the following conditions:
          (a)       (i) The Parent Shareholder Approval shall have been obtained; and
                     (ii) The Company Stockholder Approval shall have been obtained.
          (b)      (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) there shall not be pending or threatened in writing any claim, proceeding or action by an agency of the government of the United States seeking to restrain, prohibit or rescind any transactions contemplated by this

Agreement as an actual or threatened violation of any Antitrust Law, as applicable, or seeking to penalize a party for completing any such transaction which in any of such cases is reasonably likely to require any Competition Actions, (iii) any mandatory waiting period under any applicable Non-U.S. Antitrust Laws of any jurisdiction set forth in Section 6.1(b) of the Company Disclosure Schedule (a “Required Jurisdiction”) shall have expired or been terminated and (iv) there shall not remain in effect a final or preliminary administrative order denying approval of or prohibiting the Merger issued by a Governmental Entity with jurisdiction to enforce any applicable Non-U.S. Antitrust Laws of any Required Jurisdiction, which order is reasonably likely to require any Competition Actions.
          (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or non-U.S., which prohibits the consummation of the Merger; provided, however, that, prior to invoking this condition, each party agrees to comply with Section 5.4, and with respect to other matters not covered by Section 5.4, to use its reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any Governmental Entity which prohibits or makes unlawful the consummation of the Merger.
          (d) The Form S-4 and Form F-6 shall each have become effective and no stop order with respect thereto shall be in effect, and the UKLA shall have approved the Parent UK Prospectus, if such Parent UK Prospectus is required pursuant to Section 5.7(d).
          (e) The Parent ADSs to be delivered pursuant to the Merger and the other transactions contemplated by this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
     Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the conditions that (i) Parent, Delaware Sub and Merger Sub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of Parent, Delaware Sub and Merger Sub set forth in Section 4.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of Parent, Delaware Sub and Merger Sub set forth in Section 4.2 and Section 4.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of each of Parent, Delaware Sub and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect, and (iv) the Company shall have received a certificate of each of Parent, Delaware Sub and Merger Sub, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.
     Section 6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the conditions that (i) the Company shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of the Company set forth in Section 3.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of the Company set forth in Section 3.2 and Section 3.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Section 3.1, Section 3.2 and Section 3.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect, and (iv) Parent shall have received a certificate of the Company, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.
ARTICLE 7
TERMINATION
     Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by the mutual written consent of Parent and the Company.
     Section 7.2 Termination by Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of Parent or the Company if:

          (a) the Merger shall not have been consummated by February 3, 2012; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;
          (b) a meeting (including adjournments and postponements) of the Company’s stockholders for the purpose of obtaining the approval required by Section 6.1(a)(ii) shall have been held and such stockholder approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to the Company where the failure to obtain the Company Stockholder Approval is proximately caused by (i) a withdrawal, modification or change in the Company Board of Directors’ recommendation that is not permitted by Section 5.3(d) or (ii) a breach by the Company of Section 5.2.
          (c) a meeting (including adjournments and postponements) of Parent’s shareholders for the purpose of obtaining the approvals required by Section 6.1(a)(i) shall have been held and such shareholder approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to Parent where the failure to obtain the Parent Shareholder Approval is proximately caused by (i) a withdrawal, modification or change in the Parent Board of Directors’ recommendation that is not permitted by Section 5.3(c) or (ii) a breach by Parent of Section 5.16; or
          (d) a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 5.4 and, with respect to other matters not covered by Section 5.4, shall have used its reasonable best efforts to remove such injunction, order or decree.
     Section 7.3 Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of the Company, after consultation with its outside legal advisors, if:
          (a) (i) there has been a breach by Parent, Delaware Sub or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent, Delaware Sub or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3 shall not be satisfied;

          (b) prior to the Cutoff Date, (i) the Board of Directors of the Company has received a Company Superior Proposal, (ii) in light of such Company Superior Proposal the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger would be inconsistent with its fiduciary obligations, (iii) the Company has complied in all material respects with Section 5.2, (iv) the Company has previously paid (or concurrently pays) the fee provided for under Section 7.5(a)(i), and (v) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a binding definitive written agreement providing for the implementation of such Company Superior Proposal; provided that the Company may not effect such termination pursuant to this Section 7.3(b) unless and until (i) Parent receives at least three Business Days’ prior written notice from the Company of its intention to effect such termination pursuant to this Section 7.3(b); and (ii) during such three Business Day period, the Company shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose (it being understood that in the event of any material revisions to the Company Superior Proposal, the Company shall be required to deliver a new written notice to Parent pursuant to this Section 7.3(b) and to comply with the requirements of this Section 7.3(b) with respect to such new written information, except that all references in this proviso to three Business Days shall be deemed to be references to two Business Days in such event); or
          (c) a Parent Adverse Recommendation Change shall have occurred or the Board of Directors of Parent or any committee thereof has resolved to make a Parent Adverse Recommendation Change; provided that the approvals required by Section 6.1(a)(i) have not been obtained prior to such termination.
     Section 7.4 Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after (except as otherwise provided below) receipt of the Parent Shareholder Approval and the Company Stockholder Approval, by action of the Board of Directors of Parent, after consultation with its outside legal advisors, if:
          (a)      (i) there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3 would not be satisfied and (ii) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2 shall not be satisfied;
          (b) a Company Adverse Recommendation Change shall have occurred or the Board of Directors of the Company or any committee thereof shall have resolved to make a Company Adverse Recommendation Change; provided that the approvals required by Section 6.1(a)(ii) have not been obtained prior to such termination; or
          (c) prior to the Cutoff Date, (i) the Board of Directors of Parent has received a Parent Superior Proposal, (ii) in light of such Parent Superior Proposal the Board of Directors of

Parent shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger would be inconsistent with its fiduciary obligations, (iii) Parent has complied in all material respects with Section 5.16, (iv) Delaware Sub has previously paid (or concurrently pays) the fee provided for under Section 7.5(a)(iii), and (v) the Board of Directors of Parent concurrently approves, and Parent concurrently enters into, a binding definitive written agreement providing for the implementation of such Parent Superior Proposal; provided that Parent may not effect such termination pursuant to this Section 7.4(c) unless and until (i) the Company receives at least three Business Days’ prior written notice from Parent of its intention to effect such termination pursuant to this Section 7.4(c); and (ii) during such three Business Day period, Parent shall, and shall cause its financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that the Company may propose (it being understood that in the event of any material revisions to the Parent Superior Proposal, Parent shall be required to deliver a new written notice to the Company pursuant to this Section 7.4(c) and to comply with the requirements of this Section 7.4(c) with respect to such new written information, except that all references in this proviso to three Business Days shall be deemed to be references to two Business Days in such event).
     Section 7.5 Effect of Termination.
          (a)       (i) If this Agreement is terminated:
          (A) by Parent or the Company pursuant to Section 7.2(b) [failure to obtain Company Stockholder Approval] (1) after the public disclosure of a Company Acquisition Proposal (unless such disclosure occurs after the date of the failure to obtain stockholder approval pursuant to Section 7.2(b)), whether or not the Company Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain stockholder approval, the Board of Directors of the Company determines that such Company Acquisition Proposal constitutes a Company Superior Proposal (as determined in accordance with the provisions of Section 5.2) or (b) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement providing for a Company Acquisition Proposal, or a Company Acquisition Proposal is consummated, or (2) if the failure to obtain the Company Stockholder Approval was proximately caused by a breach by the Company of Section 5.2 or Section 5.3;
          (B) by Parent pursuant to Section 7.4(b) [Company Adverse Recommendation Change]; or
          (C) by the Company pursuant to Section 7.3(b) [Company fiduciary out];
then (x) at the time of entry into such definitive agreement or consummation of such Company Acquisition Proposal, in the case of clause (A)(1)(b), or (y) at the time of such termination, in each other case, the Company shall pay Parent a fee of $260,000,000 in cash by wire transfer to the account designated by Parent in Section 7.5 of the Parent Disclosure Schedule.
          (ii) If this Agreement is terminated by the Company pursuant to Section 7.3(b) and in accordance with the terms thereof, no fee additional to the fee specified in Section 7.3(b) shall be payable by the Company to Parent.
          (iii) If this Agreement is terminated:
          (A) by the Company pursuant to Section 7.3(c) [Parent Adverse Recommendation Change];
          (B) by Parent pursuant to Section 7.4(c) [Parent fiduciary out]; or
          (C) by Parent or the Company pursuant to Section 7.2(c) [failure to obtain Parent Shareholder Approval] (1) after the public disclosure of a Parent Alternative Proposal (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Section 7.2(c)), whether or not the Parent Alternative Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the Board of Directors of Parent determines that such Parent Alternative Proposal constitutes a Parent Superior Proposal (as determined in accordance with the provisions of Section 5.16(a)) or (b) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement providing for a Parent Alternative Proposal, or a Parent Alternative Proposal is consummated, or (2) if the failure to obtain the Parent Shareholder Approval was proximately caused by a breach by Parent of Section 5.3 or Section 5.16;
then (x) at the time of entry into such definitive agreement or consummation of such Parent Alternative Proposal, in the case of clause (C)(1)(b), or (y) at the time of such termination in each other case, Delaware Sub shall pay to the Company a fee of $260,000,000 in cash by wire transfer to the account designated by the Company in Section 7.5 of the Company Disclosure Schedule.
          (iv) If this Agreement is terminated by Parent pursuant to Section 7.4(c) and in accordance with the terms thereof, no fee additional to the fee specified in Section 7.4(c) shall be payable by Delaware Sub or Parent to the Company.
          (b) If this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.2(a) [outside date] and at the time of such termination the Agreement could have been terminated by Parent pursuant to Section 7.4(a) [Company breach] or (ii) by the Company or Parent pursuant to Section 7.2(b) [failure to obtain Company Stockholder Approval] (in either case other than in any circumstances where a fee is payable under Section 7.5(a)), then the Company shall pay to Parent a fee in the amount of $50,000,000 (the “Fee”) in cash by wire transfer to an account designated by Parent on the date of termination of this Agreement. If this

Agreement is terminated by the Company or Parent (i) pursuant to Section 7.2(a) [outside date] and at the time of such termination this Agreement could have been terminated by the Company pursuant to Section 7.3(a) [Parent breach] or (ii) pursuant to Section 7.2(c) [failure to obtain Parent Shareholder Approval] (in either case other than in any circumstances where a fee is payable under Section 7.5(a)), then Delaware Sub shall pay to the Company the Fee in cash by wire transfer to an account designated by the Company on the date of termination of this Agreement. In the event the payment of a termination fee by the Company is required pursuant to Section 7.5(a)(i)(A)(1)(b), and the Company has already paid the Fee pursuant to this Section 7.5(b), the amount of the Fee previously paid will be offset against the termination fee payable pursuant to Section 7.5(a)(i)(A)(1)(b). In the event the payment of a termination fee by Delaware Sub is required pursuant to Section 7.5(a)(iii)(C)(1)(b), and Delaware Sub has already paid the Fee pursuant to this Section 7.5(b), the amount of the Fee previously paid will be offset against the termination fee payable pursuant to Section 7.5(a)(iii)(C)(1)(b).
          (c) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 7.5, the last sentence of Section 5.5, and Section 5.10 and except for the provisions of Section 8.2, Section 8.3, Section 8.4, Section 8.6, Section 8.8, Section 8.9, Section 8.11, Section 8.12, Section 8.13, Section 8.14 and Section 8.15, provided that nothing herein, including the payment of any termination fee or the Fee, shall relieve any party from any liability for any willful or intentional breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any action for fraud and all rights and remedies of such aggrieved party under this Agreement in the case of such a willful or intentional breach or fraud, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.
          (d) In the event that the Company shall fail to pay any termination fee or the Fee when due, or Delaware Sub shall fail to pay any termination fee or the Fee when due, as contemplated in either case by Section 7.5, such fees shall accrue interest for the period commencing on the date such fees became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York, from time to time during such period, as such bank’s prime lending rate. In addition, if either party shall fail to pay any fees when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fees. Each of the parties hereto acknowledge that the fees and the other provisions of this Section 7.5 are an integral part of this Agreement and that, without these agreements, the other parties hereto would not enter into this Agreement.
     Section 7.6 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its Board of Directors or by any committee of the Board of Directors, or any director or officer, properly delegated by the Board of Directors, to the extent allowed under Applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE 8
GENERAL PROVISIONS
     Section 8.1 Nonsurvival of Representations, Warranties and Agreements. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period and except for the covenants and agreements in Section 5.2, Section 5.3, Section 5.4, Section 5.6, Section 5.7, Section 5.8, Section 5.14, and Section 5.16, which shall survive until (but not beyond) the Effective Time).
     Section 8.2 Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic or pictorial appearance of a document, or by courier or by overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a)	if to Parent, Delaware
	Sub or Merger Sub:	Ensco plc
6 Chesterfield Gardens
London W1J 5BQ England
Attention: Chief Financial Officer
Telephone: +44 (0) 20 7659 4660
Facsimile: +44 (0) 207 409 0399

	with a copy to:	Baker & McKenzie LLP
100 New Bridge Street
London EC4V 6JA
United Kingdom
Attention: Helen Bradley
Telephone: +44 (0) 20 7919 1819
Facsimile: +44 (0) 20 7919 1999

	and	Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, TX 75201
Attention: Alan G. Harvey
Telephone: +1 214-978-3047
Facsimile: +1 214-978-3099

(b)	if to the Company:	Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
Attention: Brady K. Long,
Vice President, General Counsel
and Secretary
Telephone: +1 713-789-1400
Facsimile: +1 713-268-4534

	with a copy to:	Baker Botts L.L.P.
910 Louisiana Street, Suite 3200
Houston, TX 77002
Attention: J. David Kirkland
Tull R. Florey
Telephone: +1 713-229-1101
Facsimile: +1 713-229-7701

	and	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: David A. Katz
Telephone: +1 212-403-1000
Facsimile: +1 212-403-2309
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received.
     Section 8.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for (a) the provisions of Section 5.11, (b) the right of the Company’s stockholders to receive the Merger Consideration after the

Closing (a claim with respect to which may not be made unless and until the Closing shall have occurred), (c) the rights of the Financing Sources to enforce their rights under Section 8.13 and Section 8.14, and (d) the right of each party, on behalf of its shareholders, to pursue damages in the event of the other party’s willful or intentional breach of this Agreement or fraud, which right is hereby acknowledged and agreed (collectively, the “Third Party Provision”), nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.
     Section 8.4 Entire Agreement. This Agreement, the exhibits to this Agreement, the Parent Disclosure Schedule, the Company Disclosure Schedule and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidentiality Agreement shall continue in effect. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.
     Section 8.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors (or sole member, in the case of Merger Sub), at any time before or after approval of matters presented in connection with the Merger by the shareholders of Parent or the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 8.6 Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all disputes and controversies arising hereunder or related hereto shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws that would apply any other law.
     Section 8.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
     Section 8.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.
     Section 8.9 Interpretation. In this Agreement:

          (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, partnerships and other entities and vice versa.
          (b) The phrase “to the knowledge of” and similar phrases relating to knowledge of Parent or the Company, as the case may be, shall mean, with respect to Parent, the actual knowledge of Daniel W. Rabun, William S. Chadwick, Jr., Jay W. Swent, Cary A. Moomjian, Jr., Michael K. Wiley, Michael Howe and David A. Armour and, with respect to the Company, the actual knowledge of Louis A. Raspino, Imran Toufeeq, Brian C. Voegele, Kevin C. Robert, Lonnie D. Bane, Brady K. Long, Brian Moffatt and Leonard E. Travis.
          (c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Material Adverse Effect” with respect to any Person means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or that would be reasonably likely to prevent or materially delay or materially impair the ability of such Person to perform its obligations hereunder or to consummate the Merger or the other transactions contemplated hereby, but shall not include (i) facts, circumstances, events, changes, effects or occurrences generally affecting the drilling services industry or the economy or the financial or securities markets in the United States, in any region in which such Person operates or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection, except to the extent any fact, circumstance, event, change, effect or occurrence relative to other comparable industry participants materially disproportionately impacts the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, (ii) facts, circumstances, events, changes, effects or occurrences to the extent related to the impact of the BP Macondo well incident in the U.S. Gulf of Mexico upon past, current and/or future deepwater and other offshore drilling operations in general, and as respects past, current and future actual or de facto drilling permit issuance and operations delays, moratoria or suspensions, past, current, new and/or future regulatory, legislative or permitting requirements (including requirements related to equipment, safety and operations), past, current and/or future lease sales and other governmental activities that may impact or have impacted deepwater and other offshore operations in the U.S. Gulf of Mexico in general, (iii) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby (without diminishing the effect of any representations or warranties herein), (iv) fluctuations in the price or trading volume of the securities of such Person; provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation (unless otherwise excluded under the other clauses of this Section 8.9(c)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person, (v) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Applicable Law or in GAAP (or the interpretation thereof) after the date hereof, (vi) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or any of the transactions contemplated hereby or (vii) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided that the exception in this clause (vii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure (unless otherwise excluded under the other clauses of this Section 8.9(c)) has resulted in, or contributed to, a Material Adverse Effect with respect to such Person.
          (d) The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.
          (e) The term “Cutoff Date,” when used with respect to the Company, means the time the condition set forth in Section 6.1(a)(ii) is satisfied and, when used with respect to Parent, means the time the condition set forth in Section 6.1(a)(i) is satisfied.
          (f) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.
          (g) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
          (h) The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 6, 2011.
          (i) Any statute, rule or regulation defined or referred to herein means such statute, rule or regulation as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, rules and regulations and references to all attachments thereto and instruments incorporated therein.
          (j) The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available.
          (k) The phrase “Business Day” when used in this Agreement shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of Delaware or Texas or City of London or is a day on which banking institutions located in the States of Delaware, Texas or New York or City of London are authorized or required by law or other governmental action to close.

          (l) References to “$” shall mean U.S. dollars. References to “£” shall mean British pounds sterling.
          (m) Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against any party. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.
          (n) Each of the parties is a sophisticated legal entity or Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely in respect of this Agreement or the transactions contemplated by this Agreement upon any documents or written or oral information previously furnished to or discovered by it or its representatives, other than as set forth in this Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule), (ii) there are no representations or warranties by or on behalf of any party hereto or any of its Affiliates or representatives other than those expressly set forth in this Agreement or in certificates delivered by the parties pursuant to Section 6.2(iv) or Section 6.3(iv), and (iii) the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.
     Section 8.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
     Section 8.11 Incorporation of Exhibits. The exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.
     Section 8.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 8.13 Enforcement of Agreement.
          (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. No party shall object to the other parties’ right to specific performance as a remedy for breach of this Agreement.
          (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any Federal court sitting in the State of Delaware. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring, support, or permit any of their respective Affiliates to bring, support or permit any of their Affiliates from bringing any action, cause of action, claim, cross-claim, third-party claim or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof, in any forum other than the federal or New York State courts located in the Borough of Manhattan in the City of New York (and appellate courts thereof).
          (c) Parent designates and appoints Delaware Sub and its registered agent in the State of Delaware and such Person’s successors and assigns as its lawful agent in the United States of America upon which may be served, and which may accept and acknowledge, for and on behalf of such party all process in any action, suit or proceedings that may be brought against such party in any of the courts referred to in this Section 8.13, and agrees that such service of process, or the acceptance or acknowledgment thereof by said agent, shall be valid, effective and binding in every respect.
     Section 8.14 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY, DELAWARE SUB AND MERGER SUB HEREBY IRREVOCABLY WAIVES FOR ITSELF, AND ITS RESPECTIVE AFFILIATES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY CLAIM, SUIT, ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 8.15 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. The obligations of Delaware Sub pursuant to Section 7.5 shall be performed solely by Delaware Sub, and Parent shall not be required to, and shall not, provide any direct or indirect financial assistance to the performance of such obligations whether by way of gift, guarantee, security, indemnity, loan, novation or assignment of rights under a loan, contribution or transfer of assets, assumption of liability or other contractual obligations or otherwise.
[Signatures on next page]

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

ENSCO PLC
By:	/s/ Daniel W. Rabun
Name:	Daniel W. Rabun
Title:	President and Chief Executive Officer

PRIDE INTERNATIONAL, INC.
By:	/s/ Louis A. Raspino
Name:	Louis A. Raspino
Title:	President and Chief Executive Officer

ENSCO VENTURES LLC
By:	/s/ Dean A. Kewish
Name:	Dean A. Kewish
Title:	Vice President and Secretary

ENSCO INTERNATIONAL INCORPORATED
By:	/s/ Dean A. Kewish
Name:	Dean A. Kewish
Title:	Vice President and Secretary

Signature Page -
Agreement and Plan of Merger

EXHIBIT A
CERTIFICATE OF INCORPORATION
OF
PRIDE INTERNATIONAL, INC.
     FIRST. The name of the corporation is Pride International, Inc.
     SECOND. The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware, 19801. The registered agent in charge thereof is The Corporation Trust Company.
     THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
     FOURTH. The total number of shares of stock which the corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.
     FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.
     SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

     SEVENTH. No director of the corporation shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (“DGCL”), as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article Seventh by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.
     EIGHTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article Eighth.